                                                Filed pursuant to Rule 424(b)(4)
                                                Registration number 333-87789



                               1,385,000 Shares

                      [Bone Care International, Inc. LOGO]

                                  Common Stock


   Of the 1,385,000 shares of common stock being offered on an any or all basis in a directed public offering, Bone Care is offering up to 1,229,058 shares, and Draxis Health, Inc., one of our shareholders, is offering up to 155,942 shares. See "Selling Shareholder" and "Plan of Distribution." Our common stock is traded on the Nasdaq National Market under the symbol "BCII." On October 6, 1999, the last reported sale price for our common stock was $9.375 per share.


   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7. We may not be able to sell any or all of the shares.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              Price to Public       Proceeds to Bone Care     Proceeds to Draxis
Per Share     $      9.02           $      9.02               $     9.02
Total         $12,492,700           $11,086,103               $1,406,597

   We expect to deliver the shares of common stock to investors on or about October 12, 1999.

             The date of this prospectus is October 6, 1999

          You should rely only on the information contained in this prospectus. Neither Bone Care nor Draxis has authorized anyone to provide you with information different from that contained in this prospectus. Bone Care and Draxis are offering to sell, and seeking offers to buy, shares of Bone Care common stock only in jurisdictions where offers and sales are permitted. In this prospectus, "Bone Care," "we," "us" and "our" refer to Bone Care International, Inc. and "Draxis" refers to Draxis Health, Inc., the selling shareholder.


                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Prospectus Summary........................................................    3
Risk Factors..............................................................    7
Special Note Regarding Forward-Looking Statements.........................   17
Use of Proceeds...........................................................   18
Market Prices of Common Stock.............................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Dilution..................................................................   21
Selected Consolidated Financial Data......................................   22
Management's Discussion and Analysis of Financial Condition and
 Results of Operations....................................................   23
Business..................................................................   28
Management................................................................   50
Certain Transactions......................................................   57
Principal Shareholders....................................................   58
Selling Shareholder.......................................................   60
Description of Capital Stock..............................................   60
Shares Eligible for Future Sale...........................................   67
Plan of Distribution......................................................   67
Legal Matters.............................................................   68
Experts...................................................................   68
Where You May Find More Information.......................................   68
Index to Consolidated Financial Statements................................  F-1

-------------

Bone Care(R) is a registered Trademark of Bone Care International, Inc. Applications to obtain trademark registration of Hectorol(TM) are pending in the U.S., the European Community Trademark Office, Japan and selected other countries. Hectorol is the brand name for the active drug substance of our lead product candidate, one-alpha hydroxyvitamin D\\2\\, or doxercalciferol. This prospectus also includes trademarks of other companies.

                               Prospectus Summary

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. Unless otherwise indicated, all information contained in this prospectus assumes that Bone Care will sell all 1,229,058 shares it has registered in the offering and Draxis will sell all 155,942 shares which it owns. This prospectus contains forward-looking statements which involve known and unknown risks and uncertainties. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth under the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors.

                         Bone Care International, Inc.

   Bone Care is a leader in the discovery and development of improved vitamin D-hormone therapies for the treatment of:

 . secondary hyperparathyroidism found in kidney dialysis, pre-dialysis, and certain osteoporosis patients; and

 . certain hyperproliferative diseases, such as psoriasis and cancers of the prostate, breast and colon.

     Left untreated, secondary hyperparathyroidism contributes to the development of debilitating metabolic bone diseases, including osteoporosis, osteomalacia, rickets and renal osteodystrophy, as well as to increased risk of fractures and severe bone pain. We believe that in 1997 there were (1) approximately 230,000 kidney dialysis patients, (2) at least 1,500,000 pre-dialysis patients and (3) at least 2,000,000 patients with osteoporosis associated with secondary hyperparathyroidism in the U.S.

     We are developing innovative D-hormone therapies which we believe are safer and more effective than existing D-hormone therapies.

 . In June 1999, we obtained marketing approval from the FDA for Hectorol capsules for the management of secondary hyperparathyroidism in kidney dialysis patients. We began selling commercial quantities of Hectorol capsules in October 1999.

 . Our strategy is to also pursue sales of Hectorol in Europe, Japan and other global markets.

 . In February 1999, we submitted to the FDA a new drug application requesting marketing approval for intravenous Hectorol for the management of secondary hyperparathyroidism in kidney dialysis patients. The FDA subsequently notified us that it had declined to accept the new drug application in its original form. After meeting with the FDA, we responded to the FDA requests regarding the application. In June 1999, the FDA granted marketing approval for Hectorol capsules for the same indication. With the approval of Hectorol capsules, we continued working with the FDA to determine the most appropriate amendment or resubmission of the application. After further discussions with the FDA, in September 1999 we provided supplementary analysis of submitted data intended to demonstrate the bioequivalence of the intravenous and capsule formulations of Hectorol.

 . We are currently conducting ongoing Phase 3 trials for Hectorol capsules for the management of secondary hyperparathyroidism in pre-dialysis patients.

 . We plan to investigate the use of Hectorol for the treatment of osteoporosis associated with secondary hyperparathyroidism.

 . In January 1999, we began conducting a Phase 2 trial of Hectorol capsules as a treatment for terminal prostate cancer patients.

 . We are also conducting pre-clinical investigations on other D-hormones and analogs for the treatment of psoriasis and cancers of the prostate, breast and colon.

     Hectorol is a synthetic D-hormone analog derived from vitamin D\\2\\. After oral or intravenous administration, Hectorol is metabolized by the liver, without being metabolized by the kidneys, into the two D-hormones normally produced from vitamin D\\2\\. Although existing D-hormone therapies have demonstrated effectiveness in treating secondary hyperparathyroidism and certain hyperproliferative diseases, they frequently produce toxic side effects at doses required for therapeutic effect. As a result, the widespread and effective use of these therapies has been substantially limited.

     Data from our clinical trials have demonstrated that Hectorol is a safe and effective therapy for managing secondary hyperparathyroidism in kidney dialysis patients and we believe that Hectorol compares favorably to existing D-hormone therapies. We further believe that Hectorol can be more consistently administered to patients at higher doses than existing D-hormone replacement therapies, resulting in improved control of secondary hyperparathyroidism.

                                  The Offering

     The following information is based on 10,173,396 shares of common stock outstanding as of August 31, 1999, which excludes:

     . 548,638 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.71 per share; and

     . 437,850 shares of common stock reserved for future grants under our 1996 stock option plan.

Common stock offered by Bone Care                 1,229,058 shares

Common stock offered by Draxis                      155,942 shares

     Total                                        1,385,000 shares

Common stock outstanding after the offering      11,402,454 shares

Use of proceeds to Bone Care                     For completion of FDA post-
                                                 approval Phase 4 commitments
                                                 for Hectorol capsules, seeking
                                                 FDA approval of intravenous
                                                 Hectorol, research and
                                                 development activities,
                                                 commercialization activities,
                                                 working capital and general
                                                 corporate purposes. See "Use of
                                                 Proceeds."

Nasdaq National Market symbol                    BCII

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)




                                                                   Year Ended June 30,
                                                    ---------------------------------------------------
                                                     1999         1998       1997      1996       1995
                                                    ------       ------     ------    ------     ------
 Consolidated Statements of Operations Data:
      Revenues...................................  $     --    $      --   $     39    $    19    $   15
      Operating expenses
          Cost of sales..........................        --           --         38         12        --
          Research and development...............     3,455        3,932      2,885      1,158       535
          Marketing, general and administrative..     2,855          898        439        197       172
                                                   --------    ---------    -------    -------    ------

                       Total operating expenses..     6,310        4,830      3,362      1,367       707
                                                   --------    ---------    -------    -------    ------

      Loss from operations.......................    (6,310)      (4,830)    (3,323)    (1,348)     (692)
      Interest income (expense), net.............       533           34        529         90        (7)
      Income tax expense.........................        --           --         --         --        --
                                                   --------    ---------   --------   --------    ------

      Net loss...................................  $ (5,777)   $  (4,490)  $ (2,794)  $ (1,258)   $ (699)
                                                   ========    =========   ========   ========    ======

      Net loss per common share..................  $  (0.57)   $   (0.51)  $  (0.32)  $  (0.26)   $(0.41)
                                                   ========    =========   ========   ========    ======

      Weighted average common shares outstanding.    10,055        8,747      8,713      4,894     1,698
                                                   ========    =========   ========   ========    ======


     The following table summarizes our balance sheet data. The as adjusted column reflects the sale by Bone Care of 1,229,058 shares of common stock at the public offering price of $9.02 per share, after deducting the estimated offering expenses.



                                         June 30, 1999
                                    -----------------------
                                     Actual    As Adjusted
                                    ---------  ------------

Consolidated Balance Sheet Data:
  Cash and cash equivalents.......  $  7,314      $ 18,225
  Working capital.................     7,956        18,867
  Total assets....................    10,303        21,214
  Total long-term liabilities.....        --            --
  Accumulated deficit.............   (15,797)      (15,797)
  Total shareholders' equity......     9,717        20,628


                                  RISK FACTORS

     You should consider carefully the risks described below before you decide to buy the common stock offered hereby. If any of the following risks actually occur, Bone Care's business, financial condition or results of operations would likely suffer. In that event, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

     This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believes," "anticipates," "plans," "expects" and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of factors such as the Risk Factors discussed below.

Our business is at an early stage of development and therefore our success depends on overcoming several obstacles

     Our business is at an early stage of development and we currently do not sell any products. Although we received regulatory approval from the FDA in June 1999 to market Hectorol capsules for the management of secondary hyperparathyroidism in kidney dialysis patients, we did not begin selling commercial quantities of Hectorol capsules until October 1999. We do not have regulatory approval to market any other product, including intravenous Hectorol for the management of secondary hyperparathyroidism in dialysis patients. Other than Hectorol, our product candidates require extensive research and development and preclinical and clinical testing before we can submit a new drug application to the FDA.

    Before we can generate enough revenue to achieve positive cash flow and finance our operations, we face many obstacles which could prevent us from succeeding, including the following:

     .    Hectorol capsules may not achieve market acceptance.
     . We may not timely satisfy the post-approval commitments the FDA placed on Hectorol capsules.
     . We may not be able to produce Hectorol capsules in commercial quantities at reasonable cost.
     . The FDA may not accept our new drug application for intravenous Hectorol or, if the application is accepted, may not approve intravenous Hectorol for the management of secondary hyperparathyroidism in kidney dialysis patients.
     . We may not be able to complete the clinical trials for other product candidates, including Hectorol for treatment of pre-dialysis patients, on schedule, or at all.
     . Our other product candidates may not prove safe and effective in clinical trials.
     . We may not obtain FDA or other required regulatory approvals for any of our product candidates other than Hectorol capsules for the management of secondary hyperparathyroidism in kidney dialysis patients.

     . We may not be able to enter into arrangements with others to market and sell Hectorol in foreign markets.

We have a history of losses and expect our losses to continue

     We have incurred losses since we began operating. As of June 30, 1999, our accumulated deficit was approximately $15.8 million. We currently do not sell any products. We have spent our funds primarily on product development, with a focus on developing Hectorol. We expect our operating losses to continue and increase for the foreseeable future as our marketing and research and development activities expand. Our ability to achieve profitability will depend in part on our ability to overcome the obstacles discussed in the preceding paragraph. We do not know whether we will achieve profitability, or whether profitability, if achieved, will be sustained.

If we do not generate adequate profitable sales of Hectorol, we will not succeed

     If we do not obtain the FDA's approval of intravenous Hectorol for management of secondary hyperparathyroidism in kidney dialysis patients or we do not successfully market and sell Hectorol capsules, we may not have the financial resources to continue research and development of Hectorol and other product candidates. The FDA conditioned its marketing approval for Hectorol capsules on our completing post-approval Phase 4 commitments by July 1, 2000. If we fail to timely satisfy these commitments, the FDA could withdraw its approval. In addition, technological developments may result in Hectorol becoming obsolete or non-competitive before we are able to recover any portion of the expenses we have incurred to develop, test and commercialize Hectorol.

Failure to raise additional funds in the future may affect the development, manufacture and sale of our products

     Based upon our current plans, we believe we have sufficient funds to meet our operating expenses and capital requirements through the third quarter of fiscal year 2000. Thereafter, we will need to raise additional capital to fund our research and development programs, preclinical and clinical testing, operating expenses, regulatory processes, manufacturing and marketing programs and our working capital requirements. We intend to seek such additional funding from this offering, additional equity offerings or other sources. There is no assurance that such additional funds will be available on acceptable terms, if at all. Should our plans not be consummated, we may have to seek alternative sources of capital or reevaluate our operating plans. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements included elsewhere in this prospectus do not include any adjustments that might result from the outcome of this uncertainty.

We are subject to extensive ongoing government regulation

     Any new drug product must undergo lengthy and rigorous preclinical testing and clinical trials and other extensive, costly and time-consuming procedures mandated by the FDA and foreign regulatory authorities prior to approval for sale. We may elect to delay or cancel our anticipated regulatory submissions for proposed products for a number of reasons, including:

     .    unanticipated preclinical testing or clinical trial reports,
     .    lack of sufficient resources,
     . changes in FDA regulations or guidelines, or the FDA's adoption of new regulations or guidelines,
     .    unanticipated enforcement of existing regulations or guidelines,
     .    unexpected technological developments, and
     .    developments by our competitors.

Delays in obtaining regulatory approvals would adversely affect the marketing of our products, impose significant additional costs, diminish our competitive advantage and adversely affect our ability to generate revenues and profits.

     The FDA continues to review products even after they receive FDA approval. The manufacture and marketing of Hectorol is subject to ongoing regulation, including compliance with the FDA's current Good Manufacturing Practices, adverse event reporting requirements and the FDA's general prohibitions against promoting products for "off-label" uses. An "off-label" use is a use not listed on the FDA-approved labeling. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure to comply with these requirements could affect the manufacture and marketing of Hectorol. In addition, the FDA could withdraw a previously approved product from the market upon receipt of new information.

     We are subject to a variety of regulations governing clinical trials and sales of our products outside the U.S. Whether or not FDA approval has been obtained, we must secure approval of a product by comparable non-U.S. regulatory authorities prior to the commencement of marketing of the product in a country. The approval process varies from country to country and the time needed to secure additional approvals may be longer than that required for FDA approval. These applications may require the completion of preclinical and clinical studies and disclosure of information relating to manufacturing and controls. Unanticipated changes in existing regulations or the adoption of new regulations could affect the manufacture and marketing of our products.

     In addition to regulatory approvals for our product candidates, we must also comply with numerous federal, state and local laws, regulations and recommendations relating to safe working conditions, current Good Laboratory Practices, current Good Manufacturing Practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our discovery and research and development work, including the use and control of radioactive compounds and infectious disease agents. We cannot predict the extent of government regulation or the impact of new governmental regulations which might have an adverse effect on the discovery, development, production and marketing of our products. We may be required to incur significant costs to comply with current or future laws or regulations.

Our failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing Hectorol abroad

     We also intend to market our products in international markets, including the European Union and Japan. We must obtain separate regulatory approvals in order to market our products in the European Union, Japan and many other foreign jurisdictions. The regulatory approval processes may differ among these jurisdictions. Approval in any one jurisdiction does not ensure approval in a different jurisdiction. We intend to collaborate with others to pursue foreign regulatory approvals and to sell in these markets. As a result, revenues from sales of Hectorol outside the U.S. will require us to invest additional resources and enter into arrangements with partners.

Our success depends upon our ability to protect our intellectual property

     Our success will depend to a significant degree on our ability to obtain and enforce patents and licenses to patent rights and to maintain trade secrets, both in the U.S. and in other countries. The patent position, however, of pharmaceutical companies is often uncertain and involves complex legal and factual questions, not the least of which is that the breadth of patent claims in pharmaceutical patents cannot be predicted. In addition, a substantial backlog of pharmaceutical patent applications exists at the U.S. Patent and Trademark Office. The backlog may delay review and potential issuance of patents.

     To date, we have filed a number of patent applications in the U.S. and other countries. Our issued patents and pending patent applications relating to Hectorol, are method-of-use patents which cover only the use of certain compounds to treat specified conditions, rather than composition of matter patents which would cover the chemical composition of the active ingredient. Method-of-use patents provide less protection than composition of matter patents because of the possibility of off-label uses if other companies market or make the compound for other uses. We actively continue to file applications as appropriate for patents covering our products, uses and processes. We cannot guarantee that we will obtain patent protection for our products or processes.

     We also cannot guarantee that competitors will not successfully challenge our patents, if issued, on the basis of validity and/or enforceability. Nor can we guarantee that they will not circumvent or design around our patent position. We could face increased competition as a result of failure of patents to issue on pending applications or a finding of invalidity and/or unenforeceability of one of our patents.

     In the U.S., patent applications are maintained in secrecy until a patent issues. We cannot be certain that others have not filed patent applications for compounds, uses or processes covered by our pending applications. We also cannot be certain that we were the first to invent or discover the compound, use or process that is the subject of such applications. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, uses or processes that block or compete with our patents and rights. We are aware of a significant number of patent applications relating to D-hormones filed by and patents issued to third parties. Should any of our competitors have filed patent applications in the U.S. that claim compounds, uses or processes also claimed by us, we may have to participate in an interference proceeding declared by the U.S. Patent and Trademark Office to determine priority of invention and, thus, the right to a patent for the compounds, uses or processes in the U.S. Such a proceeding could result in substantial cost to us even if the outcome is favorable.

     We have not filed patent applications in every country of the world. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in countries other than the U.S. and in regions other than Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the U.S. and Europe.

     In addition, litigation may be necessary to enforce our patents or to determine the scope and validity of the proprietary rights of third parties. Litigation could result in substantial cost to us. We cannot guarantee that our patents or those of licensors from whom we have licensed rights will not be challenged, invalidated, found unenforceable or circumvented. Nor can we guarantee that the rights granted under licenses will provide any proprietary protection or commercial advantage to us.

     Operation of our business also relies on proprietary information and trade secrets. We require our employees, consultants and advisors to execute confidentiality agreements upon commencement of employment or consulting relationships with us. We cannot guarantee, however, that these agreements will provide meaningful protection or adequate remedies for our proprietary information and trade secrets in the event of unauthorized use or disclosure of such information. Nor can we guarantee that the parties to such agreements will not breach their agreements. We also cannot guarantee that third parties will not know, discover or develop independently, equivalent proprietary information or techniques, that they will not gain access to our trade secrets or disclose such trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets.

We may infringe upon the intellectual property of third parties

     Our commercial success depends significantly on our ability to operate our business without infringing upon the patents and other proprietary rights of third parties. We cannot guarantee that our compounds, uses or processes do not and will not infringe upon the patents and proprietary rights of third parties. In the event of an infringement determination, we may be enjoined from research, development or commercialization of our products. We may also be required to enter into royalty or license arrangements with third parties claiming infringement or otherwise to design around their patents. Any required license, if available at all, may not be obtained on commercially reasonable terms. If we do not obtain such licenses and we are not able to design around such patent, we may be delayed or prevented from pursuing the development of certain of our product candidates.

Current reimbursement policies may continue to favor intravenous treatments over Hectorol capsules and uncertainty of third party reimbursement could affect our profitability

     Sales of prescription drugs depend, in part, on the consumer's ability to be reimbursed for the cost of the drugs by government agencies, private insurance plans and other payers. The current reimbursement policy applicable to Medicare and Medicaid is to provide reimbursement for drugs administered under the care and supervision of a physician in a hospital setting but not drugs which patients would administer themselves by prescription. As a result, intravenous D-hormones are favored by U.S. dialysis centers. Our strategy to develop Hectorol capsules before intravenous Hectorol is based on our belief that trends in health care cost containment and reimbursement will result in dialysis centers favoring orally administered drugs like Hectorol capsules and that Hectorol capsule therapy may be provided to the potentially larger pre-dialysis market more immediately. The timing of our beliefs may be wrong, and it is possible that reimbursement policies may not ever favor oral drugs, making it important to us that the FDA approve the intravenous form of Hectorol.

Health care reform and changes in the health care industry can affect the pricing of Hectorol

     The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the U.S. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. In addition, medical care for dialysis patients is particularly sensitive to changes in health care policy. Assuming we succeed in bringing Hectorol to market, uncertainties regarding future health care reform and private market practices could impact our ability to sell Hectorol in large quantities at profitable prices.

We have many competitors, several of which have significantly greater financial, and other resources

     We face competition from several companies that are focused on the development of D-hormone therapies, particularly treatment of secondary hyperparathyroidism and hyperproliferative diseases. We also compete with other companies that produce D-hormones and D-hormone analogs for international marketplaces where alternative treatments have been approved. Companies also compete indirectly with us utilizing different therapeutic approaches. Other companies may also compete with us through collaborative arrangements with other companies. Many of our competitors have substantially greater financial, research and development and marketing resources than we do and are better equipped to develop, manufacture and market products.

       . Abbott Laboratories markets intravenous calcitriol (Calcijex(R)) and Hoffmann-LaRoche, Inc. markets oral calcitriol (Rocaltrol(R)). Both drugs are approved for the management of secondary hyperparathyroidism in kidney dialysis patients in the U.S. and certain European countries. Oral calcitriol is also approved in Japan.

     . Hoffman-LaRoche, Inc. markets oral calcitriol (Rocaltrol(R)) in the U.S. for the management of secondary hyperparathyroidism in patients with kidney disease not on dialysis.

     . A number of companies market oral and intravenous alfacalcidol, a synthetic analog of calcitriol, in Europe and Japan under various trade names.

     . Abbott Laboratories received marketing approval from the FDA in April 1998 for paricalcitol (Zemplar(R)), an intravenous formulation of a second generation D-hormone analog for the management of secondary hyperparathyroidism in kidney dialysis patients.

     . Other companies, including Amgen, Inc., Chugai Pharma Europe Ltd. and NPS Pharmaceuticals, Inc. are also developing new therapies for the management of secondary hyperparathyroidism in kidney dialysis patients for the U.S., European or Japanese markets.

     . Leo Pharmaceuticals is developing and marketing D-hormone therapies for the treatment of certain hyperproliferative diseases and is marketing alfacalcidol in Europe for the management of secondary hyperparathyroidism in kidney dialysis patients and the treatment of osteoporosis associated with secondary hyperparathyroidism.

     If our competitors develop more effective and/or affordable products, or achieve earlier patent protection or product commercialization than we do, our operations will likely be negatively affected.

     We also face competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs.

We may need additional licensed patents and additional partners or collaborators

     Our strategy for the further research, development and commercialization of our products and technologies may require us to enter into various arrangements with licensors, licensees, academic institutions and others, and we may therefore depend on the subsequent success of these other persons to perform their responsibilities. Currently, we have the following significant patent relationships:

     . We have licensed rights under several process patents for the manufacture of Hectorol from the Wisconsin Alumni Research Foundation.

     . The U.S. Department of Agriculture holds certain rights to LR-103 under pending patent applications and has granted us a worldwide exclusive license to make, use and sell products covered under the rights held by the USDA. The license may be modified or terminated by the USDA if we do not bring these products to practical application, to the extent permitted by Federal regulation, with the benefits being made available to the public in the U.S. by April 7, 2002.

We may be unable to enter into additional licensing or other collaborative arrangements that we think are necessary to develop and commercialize our products or we may not realize any or all of the contemplated benefits from those arrangements.

We have no experience manufacturing pharmaceutical products so we must rely exclusively on suppliers to manufacture our products

     The manufacture of pharmaceutical products requires significant expertise and capital investment. We do not have the internal capability to manufacture pharmaceutical products, and we currently use others to manufacture active pharmaceutical ingredients and to formulate and package Hectorol. Our manufacturers are required to adhere to regulations enforced by the FDA. Our dependence upon others for the manufacture of our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Delays or difficulties with contract manufacturers in producing, packaging or distributing our products, would adversely affect the market introduction and sales of our products. If we have to seek alternative sources of supply, we may be unable to enter into alternative supply arrangements on commercially acceptable terms, if at all.

     While we do not currently intend to manufacture any products ourselves, we may choose to do so in the future. If we were to manufacture products ourselves, we would need substantial additional financing to build manufacturing facilities. We also would be subject to additional regulatory requirements and would be subject to risks regarding delays or difficulties encountered in manufacturing any product. We may not be able to manufacture any products successfully or in a cost-effective manner.

We have limited sales and marketing experience which may hamper our ability to sell our products

     As of September 15, 1999, we have hired 10 of the 18 full-time sales representatives we intend to hire. To market Hectorol capsules and any other products the FDA may approve, we will have to complete hiring our sales and marketing staff. We will need to invest a significant amount of money to put our sales and marketing resources into place.

We are exposed to product liability risks which may exceed our existing coverage

     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of pharmaceutical products. We have obtained product liability insurance relating to clinical trials and our current product. We may not be able to maintain adequate product liability insurance on acceptable terms. Claims or losses in excess of any product liability insurance coverage that we have or may obtain, or a series of unsuccessful claims against us, could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key personnel and attracting new personnel

     Our success depends upon our ability to attract and retain qualified scientific, technical and managerial personnel. We depend in large part on the continued services of our President and Chief Executive Officer, Dr. Charles W. Bishop, with whom we do not have an employment agreement.

     Pharmaceutical companies, academic and government organizations, research institutions and other entities compete for the services of qualified scientists, technicians and managerial personnel. We may not be able to attract and retain such personnel. Furthermore, our anticipated growth and expansion into areas and activities requiring additional expertise, such as marketing, will require the addition of new personnel.

Our corporate structure and features of our corporate charter may have the effect of delaying, deferring or preventing takeover transactions

     Upon completion of the offering and based on the number of shares outstanding at August 31, 1999, our executive officers and directors will beneficially own approximately 29.0% of the outstanding shares of our common stock and, as a result, will have significant control. See "Principal Shareholders." Management's stock ownership could delay, defer or prevent a change in control of Bone Care. In addition, our articles of incorporation and by-laws and certain provisions of Wisconsin law may discourage takeover attempts not first approved by our board of directors (including takeovers which some shareholders may believe are in their best interests). These provisions could delay or frustrate the removal of incumbent directors or the assumption of control by an acquiror, even if removal or assumption of control would benefit shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if those events would benefit shareholders. You should consider the following:

     .    We have a classified board of directors serving staggered three-year terms.
     . There are provisions in Wisconsin law which may discourage certain types of transactions involving an actual or potential change of control.
     . Our board of directors may authorize the issuance of up to 2,000,000 shares of preferred stock and determine the price, rights, preferences and privileges of those shares without any vote or action by shareholders.
     .    We have a shareholders rights plan.

See "Description of Capital Stock."

Our stock price is volatile and we are therefore vulnerable to shareholder litigation

     Our stock price has fluctuated substantially since we became a public company in May 1996. Our stock price, like that of many other biotechnology and pharmaceutical companies, is likely to remain volatile.

     The stock market has also from time to time experienced extreme price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, in the past, class action lawsuits have often been instituted against biotechnology and pharmaceutical companies following periods of volatility in the market price of their stock. If litigation were instituted against us on this basis, it could result in substantial costs and would divert management's attention and resources.

This sale of common stock will be dilutive

     As a purchaser of common stock in the offering at the public offering price of $9.02 per share, you will incur immediate and substantial dilution of $7.33 in the per share net tangible book value of your common stock. See "Dilution."

Future sales of common stock could depress our stock price

     After the offering, Bone Care will have outstanding 11,402,454 shares of common stock. All of these shares, including the 1,229,058 shares Bone Care is issuing and selling in the offering, may be sold in the public market immediately without restriction or registration under the Securities Act by persons other than our "affiliates", as defined under the Securities Act. We have obtained from all of our executive officers and directors and certain shareholders holding in the aggregate 3,201,683 shares of common stock and exercisable options to purchase an aggregate of 151,200 shares of common stock, agreements not to dispose of any common stock for 90 days from the date of this prospectus. See "Principal Shareholders" and "Plan of Distribution."

     Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the trading price of our common stock and could impair our future ability to raise capital through an offering of our common stock or other equity securities. See "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to the historical information presented in this prospectus, this prospectus contains forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933. These statements are based on management's beliefs as well as assumptions made by and information currently available to management. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, our early stage of development, our dependence on our ability to obtain regulatory approval of intravenous Hectorol, the uncertainty of our future profitability, the uncertainty of regulatory approvals of any drugs developed by Bone Care, uncertainty regarding on-going governmental regulation, our ability to obtain regulatory approval in foreign countries, the uncertainty of our ability to protect our intellectual property, our ability to avoid infringing upon the intellectual property of third parties, the uncertainty related to pricing and reimbursement of our products, health care reform and changes in the health care industry, the intense competition in the pharmaceutical and biotechnology industries, our potential need for additional partners or collaborators, our future capital needs and uncertainty of additional financing, our lack of manufacturing capabilities and limited sales and marketing experience, product liability risks, and our ability to retain and attract personnel. Certain of these factors are discussed in more detail under "Risk Factors." Readers should also carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

     The net proceeds from Bone Care's sale of 1,229,058 shares are estimated to be $10,911,103 at the public offering price of $9.02 per share, after deducting our estimated offering expenses. We intend to use the net proceeds of the offering for:

     .    completion of FDA post-approval Phase 4 commitments for Hectorol capsules;
     .    seeking FDA approval of intravenous Hectorol;
     . funding research and development, including preclinical and clinical activities in support of regulatory approvals;
     . commercialization activities for Hectorol capsules for management of secondary hyperparathyroidism in kidney dialysis patients; and
     . working capital and general corporate purposes, including the acquisition of complementary licenses, products, technologies or companies.

     We have no present understandings, commitments or arrangements with respect to the purchase of any licenses, products, technologies or companies and the amount and timing of these expenditures will depend on several factors, including the progress of our research programs and our ability to attract partners. Pending those uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing financial instruments.

     If we sell the maximum number of shares, we believe that the net proceeds from the sale of those shares, together with our available cash and cash equivalents, should be sufficient to fund our operations for at least the next 15 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     We may not sell any shares in the offering and we have not fixed a minimum number of shares we would be willing to sell. Accordingly, the net proceeds of the offering may be less than we have described, in which case, we would need to find alternative sources of financing or reduce the amount of our planned expenditures.

     We will not receive any proceeds from the sale of shares of common stock by Draxis.

                         MARKET PRICES OF COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol "BCII." The following table shows, for the fiscal periods indicated, the high and low sales prices per share as reported on the Nasdaq National Market.

                                                            High       Low
                                                           ------    ------
     Fiscal Year Ended June 30, 1998
            First Quarter...............................   $11.50    $ 6.50
            Second Quarter..............................    12.62      9.75
            Third Quarter...............................    10.88      7.25
            Fourth Quarter..............................    11.12      8.75

     Fiscal Year Ended June 30, 1999
            First Quarter...............................   $10.25    $ 7.25
            Second Quarter..............................    11.88      7.69
            Third Quarter...............................    14.75     10.25
            Fourth Quarter..............................    15.31      9.00

     Fiscal Year Ending June 30, 2000
            First Quarter (through October 6, 1999).....   $11.50    $ 8.50


     As of June 30, 1999, our common stock was held by approximately 2,100 shareholders of record or through nominee or street name accounts with brokers. On October 6, 1999, the last reported sale price of common stock on the Nasdaq National Market was $9.375 per share.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and we do not plan on paying any in the foreseeable future.

                                 CAPITALIZATION

     The following table shows our capitalization as of June 30, 1999:

          .   on an actual basis, and

          . on an adjusted basis after giving effect to the sale by us of 1,229,058 shares of common stock at the public offering price of $9.02 per share, after deducting estimated offering expenses.

     You should carefully read our financial statements and notes to those statements included elsewhere in this prospectus.

                                                                                  June 30, 1999
                                                                             ------------------------
                                                                                Actual    As Adjusted
                                                                              ---------  ------------
                                                                                   (in thousands)


         Cash and cash equivalents............................................  $  7,314      $ 18,225
                                                                                ========      ========

         Total debt...........................................................  $     --      $     --
         Shareholders' equity:
               Preferred stock, $.001 par value 2,000,000 shares authorized;
                   none issued and outstanding, actual and as adjusted........        --            --
             Common stock, no par value, 28,000,000 shares authorized;
                10,173,396 shares issued and outstanding, actual;
                11,402,454 shares issued and outstanding, as
                adjusted......................................................    11,394        11,394
             Additional paid-in capital.......................................    14,120        25,031
             Accumulated deficit..............................................   (15,797)      (15,797)
                                                                                --------      --------

                   Total shareholders' equity.................................  $  9,717      $ 20,628
                                                                                --------      --------

                        Total capitalization..................................  $  9,717      $ 20,628
                                                                                ========      ========

     Based on shares of common stock outstanding as of June 30, 1999. The number of shares outstanding as adjusted excludes:

     . 548,638 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average price of $4.71 per share; and

     . 437,850 shares of common stock reserved for future grants under our 1996 stock option plan.

                                    DILUTION

     Bone Care's net tangible book value as of June 30, 1999 was $8,316,093, or
0.82 per share. After the issuance and sale of the 1,229,058 shares of common stock by Bone Care at the public offering price of $9.02 per share and after deducting estimated offering expenses, our pro forma net tangible book value as of June 30, 1999 would have been approximately $19,227,196, or $1.69 per share. This represents an immediate increase in net tangible book value of $0.87 per share to existing shareholders and an immediate dilution in net tangible book value of $7.33 per share to purchasers in the offering. Net tangible book value represents the amount of tangible assets less total liabilities. Dilution represents the difference between the amount per share paid by purchasers in the offering and the pro forma net tangible book value per share upon completion of the offering. The following table illustrates this per share dilution:

     Public offering price per share.................................            $9.02
       Net tangible book value per share as of June 30, 1999.........  $0.82
       Increase attributable to new investors........................   0.87
                                                                       -----

     Pro forma net tangible book value per share after the offering..             1.69
                                                                                  -----

     Dilution per share to new investors.............................            $7.33
                                                                                 =====

     The table above assumes no exercise of options as of June 30, 1999:

          . 548,638 shares of common stock were issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.71, and

          . 437,850 shares of common stock were reserved for future grants under our 1996 stock option plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table summarizes our consolidated statements of operations for the years ended June 30, 1995, 1996, 1997, 1998 and 1999. Also included in this table are our consolidated balance sheet data as of June 30, 1995, 1996, 1997, 1998 and 1999. The following consolidated financial data with respect to our statements of operations for the years ended June 30, 1997, 1998 and 1999 and with respect to our balance sheets as of June 30, 1998 and 1999 are derived from our consolidated financial statements that appear elsewhere in this prospectus and that have been audited by KPMG LLP, independent auditors. The following consolidated statements of operations data for each of the years ended June 30, 1995 and 1996 and the consolidated balance sheet data as of June 30, 1995, 1996 and 1997 are derived from our audited consolidated financial statements not included in this prospectus. You should read the consolidated financial statement data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                                          Year Ended June 30,
                                                                     --------------------------------------------------------------
                                                                        1999        1998        1997       1996          1995
                                                                     ----------  ----------  ----------  ---------  ---------------
                                                                                 (in thousands, except per share data)
Consolidated Statements of Operations Data:
  Revenues...................................................           $     --    $     --     $    39    $    19     $    15
  Operating expenses:
   Cost of sales.............................................                 --          --          38         12          --
   Research and development..................................              3,455       3,932       2,885      1,158         535
   Marketing, general and administrative.....................              2,855         898         439        197         172
                                                                        --------    --------     -------    -------     -------
    Total operating expenses.................................              6,310       4,830       3,362      1,367         707
                                                                        --------    --------     -------    -------     -------
   Loss from operations......................................             (6,310)     (4,830)     (3,323)    (1,348)       (692)
   Interest income (expense), net............................                533         340         529         90          (7)
   Income tax expense........................................                 --          --          --         --          --
                                                                        --------    --------     -------    -------     -------
   Net loss..................................................           $ (5,777)   $ (4,490)    $(2,794)   $(1,258)    $  (699)
                                                                        ========    ========     =======    =======     =======
   Net loss per common share.................................           $  (0.57)   $  (0.51)    $ (0.32)   $ (0.26)    $ (0.41)
                                                                        ========    ========     =======    =======     =======
   Weighted average common shares outstanding................             10,055       8,747       8,713      4,894       1,698
                                                                        ========    ========     =======    =======     =======

                                                                                               As of June 30,
                                                                      ------------------------------------------------------------
                                                                         1999        1998        1997       1996          1995
                                                                      ----------  ----------  ----------  ---------  -------------
                                                                                               (in thousands)
Consolidated Balance Sheet Data:
  Cash and cash equivalents..................................           $  7,314    $  3,484     $ 8,532    $11,061     $    23
  Working capital............................................              7,956       3,073       8,103     11,004        (427)
  Total assets...............................................             10,303       5,813       9,900     12,261       1,029
  Total long-term liabilities................................                --          --          --         --          --
  Accumulated deficit........................................            (15,797)    (10,020)     (5,530)    (2,736)     (1,478)
  Total shareholders' equity.................................              9,717       5,122       9,420     12,182         559


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

     Bone Care is a leader in the discovery and development of improved D-hormone therapies for the treatment of secondary hyperparathyroidism and certain hyperproliferative diseases. D-hormones have a key role in the progression and management of secondary hyperparathyroidism in patient populations with kidney dysfunction, including kidney dialysis, pre-dialysis, and certain osteoporosis patients. Left untreated, secondary hyperparathyroidism contributes to the development of debilitating metabolic bone diseases. D-hormones also have a role in certain hyperproliferative diseases, including psoriasis and cancers of the prostate, breast and colon. We have developed a portfolio of D-hormones and analogs which we believe possess improved safety and efficacy profiles compared to existing D-hormone therapies.

     Since our inception in 1984, we have generated minimal revenue from operations and substantially all of our resources have been dedicated to:

     . the development, patenting, preclinical testing and clinical trials of Hectorol,

     .    the development of manufacturing processes for Hectorol,

     .    pursuing U.S. regulatory approvals of Hectorol, and

     . research and development and preclinical testing of other potential product candidates.

     We have lost money since inception and, as of June 30, 1999, had an accumulated deficit of approximately $15.8 million. Our only sources of revenue have consisted of:

     . Licensing fees associated with early stage research collaborations, which have expired, and

     .    Fees from conducting incidental laboratory assay services.

     Commercialization, regulatory compliance and sales efforts associated with Hectorol capsules and pursuit of regulatory approval of intravenous Hectorol will require substantial resources prior to achieving profitable operating levels. Further, development of other product candidates, or expansion of Hectorol into other therapeutic areas, will require significant additional, time-consuming and costly research and development, preclinical testing and extensive clinical trials prior to submission of any regulatory application for commercial use. We expect to incur substantial losses until revenue levels from the sale of Hectorol capsules or other products are sufficient to offset those expenses. The amount and timing of our operating expenses will depend on many factors, including:

     .    the extent to which Hectorol capsules obtain market acceptance,

     .    the costs of sales and marketing activities associated with Hectorol,

     .    the timing of regulatory actions relating to intravenous Hectorol,

     .    the status of our research and development activities,

     . the costs involved in preparing, filing, prosecuting, maintaining, protecting and enforcing patent claims and other proprietary rights,

     . our ability to maintain our current manufacturing capabilities through relationships with third parties or establish those capabilities internally,

     .    technological and other changes in the competitive landscape, and

     . evaluation of the commercial viability of potential product candidates.

     As a result, we believe that period-to-period comparisons of our financial results are not necessarily meaningful. Our past results of operations should not be relied on as an indication of future performance. If we fail to meet the research, development and financial expectations of securities analysts and investors, it could have a negative adverse effect on the market price of our common stock. Our ability to achieve profitability will depend, in part, on our ability to achieve adequate levels of revenue from the sales of Hectorol capsules, and our ability to successfully develop and obtain regulatory approval for product candidates other than Hectorol capsules. We may not generate adequate levels of revenue or achieve profitable operations.

RESULTS OF OPERATIONS

     Fiscal Years Ended June 30, 1999 and June 30, 1998

     Our research and development expenses were $3,455,401 and $3,932,008 in fiscal 1999 and 1998, respectively. These expenses decreased because during fiscal 1998 we completed synthesis and formulation research activities for Hectorol capsules. The resulting reduced expenses were largely offset by increased regulatory filing and compliance costs during fiscal 1999.

     Marketing, general and administrative expenses were $2,854,785 and $898,274 in fiscal 1999 and 1998, respectively. Expenses increased because we began pre-marketing activities relating to the launch of Hectorol capsules.

     Interest income increased to $533,571 in fiscal 1999 from $340,349 in fiscal 1998. In July 1998, our cash balance increased approximately $10.25 million as a result of receiving the net proceeds of a common stock offering. The increase in interest income was due to the resulting higher level of average cash balances.

     Fiscal Years Ended June 30, 1998 and June 30, 1997

     Research and development expenses increased to $3,932,008 in fiscal 1998 from $2,885,127 in fiscal 1997. The increase was primarily due to higher synthesis and formulation research expenditures for commercialization of Hectorol capsules.

     Our marketing, general and administrative expenses increased by $459,443 to $898,274 in fiscal 1998 from $438,831 in fiscal 1997. The increase was the result of:

     .    support of expanded research and development activities, and

     . the commencement of commercialization efforts related to Hectorol capsules.

     Interest income decreased to $340,349 in fiscal 1998 from $528,492 in fiscal 1997. The decrease was caused by lower average cash balances resulting from our operating losses.

Liquidity and Capital Resources

     In July 1998, we completed a directed public offering of 1,326,000 shares of common stock at a price of $8.00 per share. We received proceeds of approximately $10.25 million from the sale, net of offering expenses. We do not have any lines of credit with any banks or other lenders.

     Net cash used in operating activities was $6,403,670, $4,255,461 and $2,191,262 in fiscal 1999, 1998 and 1997, respectively. The cash used by operating activities was used primarily to fund the research and development of Hectorol and more recently to also fund marketing and commercialization efforts for Hectorol capsules.

     Cash and cash equivalents were $7,313,551 and $3,484,374 at June 30, 1999 and June 30, 1998, respectively. Cash and cash equivalents are currently invested primarily in short-term investment grade municipal securities.

     We have experienced negative cash flows from operations since our inception and do not anticipate generating sufficient positive cash flows to fund our operations until we achieve significant revenues from the sale of Hectorol capsules and, if approved by the FDA, intravenous Hectorol. We have expended, and expect to continue to expend in the future, substantial funds for our

     .    research and development programs;

     .    preclinical and clinical testing;

     . regulatory processes, including completion of FDA post-approval Phase 4 commitments for Hectorol capsules and pursuing FDA approval of intravenous Hectorol;

     .    manufacturing expenses;

     .    product launch and marketing programs; and

     .    other operating expenses.

     Based upon our current plans, we believe we have sufficient funds to meet our operating expenses and capital requirements through the third quarter of fiscal year 2000. Thereafter, we will need to raise additional capital to fund our operations. We intend to seek such additional funding from this offering, other equity offerings or other sources. There is no assurance that such additional funds will be available on acceptable terms, if at all. Should our plans not be consummated, we may have to seek alternative sources of capital or reevaluate our operating plans. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements included elsewhere in this prospectus do not include any adjustments that might result from the outcome of this uncertainty.

     If we sell all the shares we are offering at the public offering price of $9.02 per share, we believe the net proceeds from the sale of these shares, together with our available cash and cash equivalents, should be sufficient to fund our operations for at least the next 15 months.

     At June 30, 1999, we had state tax net operating loss carryforwards of approximately $15,582,000 and state research and development tax credit carryforwards of approximately $177,000, which will begin expiring in 2009 and federal net operating loss carryforwards of approximately $12,994,000 and research and development tax credit carryforwards of approximately $677,000, which will begin expiring in 2012.

Year 2000 Compliance

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. To distinguish 21st century from 20th century dates, these date code fields must be able to accept four-digit entries.

     We have reviewed our existing financial and other business information systems and believe that our computer systems will be able to manage and manipulate all material data involving the transition from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data.

     It is possible that third parties such as suppliers or contract research institutions, may have noncompliant computer systems or programs which may not interface properly with our computer systems or which may otherwise result in a disruption of our operations.

     We currently anticipate that the expenses and capital expenditures associated with our year 2000 compliance program will not have a material effect on our financial position or results of operations. Although we believe that we will achieve year 2000 compliance through our efforts, there can be no assurance that these efforts will succeed. We could be adversely affected if we or third parties fail to successfully achieve year 2000 compliance. In particular, a disruption to our commercialization efforts for Hectorol could have a material effect on our financial position or results of operations.

Quantitative and qualitative disclosures about market risk.

     Our sales from inception to date have been made to U.S. customers and, as a result, we have not had any exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. However, in future periods, we expect to sell in foreign markets, including Europe and Asia. As our sales are made in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. At June 30, 1999, we did not hold any short or long-term investments other than short-term investment grade municipal securities and, therefore, did not have any market risk exposure related to changes in interest rates. Therefore, no quantitative tabular disclosures are required.

                                    BUSINESS

General

     Bone Care is a leader in the discovery and development of improved vitamin D-hormone therapies for the treatment of secondary hyperparathyroidism and certain hyperproliferative diseases. D-hormones have a key role in the progression and management of secondary hyperparathyroidism in patient populations with kidney dysfunction, including kidney dialysis, pre-dialysis, and certain osteoporosis patients. Left untreated, secondary hyperparathyroidism contributes to the development of debilitating bone diseases. D-hormones also have a role in the progression and management of certain hyperproliferative diseases, including psoriasis and cancers of the prostate, breast and colon.

     Our lead product is Hectorol

     In June 1999, we obtained marketing approval from the FDA for Hectorol capsules for the management of secondary hyperparathyroidism in kidney dialysis patients. We began selling commercial quantities of Hectorol capsules in October 1999.

     In February 1999, we submitted to the FDA a new drug application requesting marketing approval for intravenous Hectorol for the management of secondary hyperparathyroidism in kidney dialysis patients. Our submission to the FDA is based primarily on the results of two Phase 3 trials involving 64 evaluable hemodialysis patients at 16 study centers in the U.S. In these trials, Hectorol effectively controlled secondary hyperparathyroidism with no clinically important side effects. Data from these trials are fully consistent with the results obtained from the completed Phase 3 trials for Hectorol capsules. The FDA subsequently notified us that it had declined to accept the new drug application in its original form. After meeting with the FDA, we responded to the FDA requests regarding the application. In June 1999, the FDA granted marketing approval for Hectorol capsules for the same indication. With the approval of Hectorol capsules, we continued working with the FDA to determine the most appropriate amendment or resubmission of the application. After further discussions with the FDA, in September 1999 we provided supplementary analysis of submitted data intended to demonstrate the bioequivalence of the intravenous and capsule formulations of Hectorol. The FDA has not confirmed its intention to accept our new drug application or, if accepted, the manner of proceeding with its review.

      We are currently conducting ongoing Phase 3 trials for Hectorol capsules for the management of secondary hyperparathyroidism in pre-dialysis patients. We are also further investigating the use of Hectorol capsules for the treatment of osteoporosis associated with secondary hyperparathyroidism.

     In January 1999, we began conducting a Phase 2 trial funded principally by the U.S. Department of Defense Prostate Cancer Research Program of Hectorol capsules as a treatment for terminal prostate cancer patients. We are also conducting pre-clinical investigations on other D-hormones and analogues for the treatment of psoriasis and cancers of the prostate, breast and colon.

     Secondary hyperparathyroidism

     Secondary hyperparathyroidism is a chronic disease where the parathyroid glands secrete excessive quantities of parathyroid hormone into the blood in response to reduced kidney function or kidney failure. If left untreated, these elevated parathyroid hormone levels contribute substantially to debilitating metabolic bone diseases, including osteoporosis, osteomalacia, rickets and renal osteodystrophy, as well as to increased risk of fractures and severe bone pain. Mild secondary hyperparathyroidism is associated with modest reductions in kidney function often found in older osteoporosis patients. Moderate to severe secondary hyperparathyroidism is associated with more severe renal insufficiency found in pre-dialysis and dialysis patients. According to the Health Care Financing Administration, in 1997 there were approximately 230,000 kidney dialysis patients in the U.S. In addition, we estimate that in the U.S. in 1997 there were at least 1,500,000 pre-dialysis patients and at least 2,000,000 patients with osteoporosis associated with secondary hyperparathyroidism.

     Hyperproliferative diseases

     In addition to having a role in parathyroid function and bone metabolism, D-hormones have a role in controlling the normal growth of skin, prostate, breast and colon cells, all of which recognize and respond to D-hormones. Psoriasis, a condition in which skin cells grow too rapidly and remain immature, can be effectively managed with topical D-hormone therapy. Clinical and preclinical research suggests that the uncontrolled cell growth in prostate, breast and colon cancers also can be managed by D-hormone therapy. Based on the role of D-hormones in controlling cellular growth and differentiation, we are investigating the use of D-hormones and analogs for the treatment of psoriasis and cancers of the prostate, breast and colon.

     Existing D-hormone therapies for secondary hyperparathyroidism and hyperproliferative diseases

     Competitive oral and intravenous D-hormone therapies available in the major global markets have demonstrated effectiveness in treating secondary hyperparathyroidism and certain hyperproliferative diseases. However, they frequently produce toxic side effects at doses required for therapeutic effect. As a result, their widespread and effective use has been substantially limited.

     The following table summarizes approved existing therapies by indication.

            Indication                        Therapy                       Where Approved
----------------------------------  ----------------------------  ----------------------------------
Secondary hyperparathyroidism

  Kidney dialysis                    Calcitriol (oral)                Most major markets
                                     Calcitriol (intravenous)         U.S. and Europe
                                     Alfacalcidol (oral)              Most major markets except U.S.
                                     Paricalcitol (intravenous)       U.S.
  Pre-dialysis                       Calcitriol (oral)                U.S.
  Osteoporosis                       Calcitriol (oral)                Most major markets except U.S.
                                     Alfacalcidol (oral)              Most major markets except U.S.

Hyperproliferative diseases

  Advanced prostate cancer           None                             None

  Advanced breast and colon
    cancers                          None                             None

  Psoriasis                          Calcipotriol (topical)           Most major markets
                                     Tacalcitol (topical)             Europe and Japan

     Our product candidates

     We are developing innovative D-hormone therapies which we believe are safer and more effective than existing D-hormone therapies. The following table summarizes our product candidates by indication and development status.

             Indication                        Product Candidate                   Development Status
------------------------------------  ------------------------------------  --------------------------------
Secondary hyperparathyroidism

  Kidney dialysis                       Hectorol capsules                     Approved by FDA June 1999

                                        Intravenous Hectorol                  New drug application
                                                                              submitted to the FDA

  Pre-dialysis                          Hectorol capsules                     Phase 3

  Osteoporosis                          Hectorol capsules                     Phase 2

Hyperproliferative diseases

   Advanced prostate cancer             Hectorol capsules                     Phase 2
   Psoriasis, advanced prostate,
     breast and colon cancers           LR-103 and research compounds         Preclinical/Research

_____________

Explanation of Development Status:

     .  "Research" indicates discovery and initial synthetic chemistry.
     . "Preclinical" indicates formulation, pharmacology and toxicity testing in animals.
     . "Phase 1" indicates initial clinical testing in humans to establish safety.
     . "Phase 2" indicates further clinical testing in humans to establish effectiveness.
     . "Phase 3" indicates pivotal, well-controlled clinical testing to establish safety and effectiveness.

Secondary Hyperparathyroidism

     Scientific overview

     Hyperparathyroidism refers to conditions in which the parathyroid glands secrete excessive quantities of parathyroid hormone into the blood. In primary hyperparathyroidism, the parathyroid glands fail to properly regulate parathyroid hormone secretion, usually due to a tumor in the glands.

In secondary hyperparathyroidism, the parathyroid glands secrete excessive quantities of parathyroid hormone in response to reduced kidney function or kidney failure.

     D-hormones have important roles in parathyroid function and calcium and phosphorus metabolism. D-hormones are produced by the kidneys from metabolites of vitamin D3 and vitamin D2. Vitamin D3 is produced in human skin during exposure to sunlight. Vitamin D2 is produced in plants during exposure to sunlight. Both vitamins D3 and D2 are available through dietary sources. Vitamin D3 is metabolized by the liver and then converted by the kidneys into the D-hormone calcitriol. Vitamin D2 is similarly converted into two other D-hormones having equivalent effectiveness as calcitriol.

     Blood levels of D-hormones are monitored and regulated by the parathyroid glands. The parathyroid glands secrete more parathyroid hormone when blood levels of D-hormones are low and secrete less parathyroid hormone as blood levels of D-hormones rise. Parathyroid hormone circulates in the blood to the kidneys where it activates an enzyme which produces more D-hormones.

     D-hormones maintain adequate blood levels of calcium and phosphorus, the key components of bone, by stimulating the small intestine to absorb these minerals from ingested food and by stimulating the kidneys to reabsorb calcium from urine. D-hormones also stimulate bone-building cells, called osteoblasts, to deposit calcium and phosphorous in bone. When blood levels of D-hormones are low, the small intestine absorbs less calcium and phosphorus and the kidneys reabsorb less calcium, often leading to low blood levels of calcium. Bone formation is also reduced. In this situation, the parathyroid glands secrete more parathyroid hormone which stimulates the kidneys to produce D-hormones.

     In kidney disease there is extensive, irreversible loss of the cells in the kidneys where D-hormones are produced. As a result, the kidneys cannot produce sufficient D-hormones in response to parathyroid hormone stimulation. When D-hormone production is insufficient, the parathyroid glands secrete escalating quantities of parathyroid hormone into the blood, resulting in hyperparathyroidism, which is due (secondary) to kidney dysfunction. Secondary hyperparathyroidism is a chronic disease where the excessive blood levels of parathyroid hormone stimulate a prolonged release of calcium and phosphorus from bone, leading to debilitating metabolic bone diseases, including osteoporosis, osteomalacia, rickets and renal osteodystrophy. Advanced bone disease is associated with an increased risk of fracture and is often accompanied by severe bone pain, most commonly arising in the lower back, hips, legs and joints. Compared to the general population, the risk of hip fracture is 3.5 times higher in the U.S. population of kidney dialysis patients. Chronically elevated blood levels of parathyroid hormone also are associated with increased illness and death due to heart disease. Secondary hyperparathyroidism and associated bone disease can be controlled, and possibly prevented or reversed, by D-hormone replacement therapy.

     Secondary hyperparathyroidism is exacerbated by hyperphosphatemia, or excessive blood levels of phosphorus. Phosphorus derived from dietary sources, principally meat and dairy products, accumulates in the blood due to its insufficient elimination by dysfunctional kidneys. Excessive blood phosphorus inhibits the limited production of D-hormones by diseased kidneys which in turn promotes the secretion of more parathyroid hormone. In addition, phosphorus directly stimulates the parathyroid glands to secrete parathyroid hormone. To control or reduce blood phosphorus, nephrologists routinely encourage their patients to adhere to low phosphorus diets. Most patients have difficulty selecting and adhering to such diets. Therefore, nephrologists prescribe calcium carbonate or calcium acetate tablets to be taken with meals. These calcium tablets reduce phosphorous absorption by the intestine and thereby help to lower blood phosphorus levels. Calcium tablets, however, promote calcium absorption by the intestine, leading to hypercalcemia, or excessive blood levels of calcium, in patients receiving most D-hormone replacement therapies which are approved for treating secondary hyperparathyroidism.

     Existing D-hormone therapies for secondary hyperparathyroidism

     D-hormone replacement is standard therapy for secondary hyperparathyroidism associated with kidney disease. The goals of D-hormone replacement therapy are:

     .  to normalize blood calcium levels;

     .  to normalize or reduce blood parathyroid hormone levels; and

     .  to treat or prevent metabolic bone diseases.

     Although existing oral and intravenous D-hormone replacement therapies have demonstrated effectiveness, they frequently cause toxic side effects at doses required for therapeutic effect. The principal side effects, which are caused by excessive intestinal absorption of calcium and phosphorus, are:

     . Hypercalcemia increases the risk of calcifying soft tissues, including the heart, arteries, and kidneys, and can cause cardiac arrest. Hypercalcemia can also cause gastrointestinal problems and mental disorders including depression.

     . Hyperphosphatemia directly stimulates secretion of parathyroid hormone and exacerbates secondary hyperparathyroidism.

     . Hypercalciuria, or excessive urine calcium, increases the risk of calcifying the kidneys and forming kidney stones, and can hasten kidney failure.

     In order to control these side effects, patients are often temporarily or permanently withdrawn from D-hormone therapy and, as a result, the widespread and effective use of these therapies has been limited.

     Managing secondary hyperparathyroidism and thereby preventing metabolic bone disease is important since technical advancements in dialysis care increase the life expectancy of patients with kidney disease. Competitive D-hormone replacement therapies in the U.S. market are Rocaltrol (oral calcitriol), Calcijex (intravenous calcitriol), and Zemplar (intravenous paricalcitol). We estimate that total sales of these products in the U.S. in 1998 were in excess of $180 million. Oral and intravenous alfacalcidol, a synthetic analog of calcitriol, is marketed under numerous brand names in Europe and Japan.

     Oral and intravenous formulations of calcitriol and alfacalcidol have limited effectiveness for treating secondary hyperparathyroidism in kidney dialysis patients because they frequently cause hypercalcemia and hyperphosphatemia at doses required for therapeutic effect. Episodes of hypercalcemia and/or hyperphosphatemia are unpredictable and force temporary or permanent interruptions in therapy, resulting in less effective control of parathyroid hormone secretion. When calcitriol and alfacalcidol are administered in lower, less toxic doses, their effectiveness in controlling secondary hyperparathyroidism decreases. Removal of the parathyroid glands is standard treatment for patients with severe secondary hyperparathyroidism whose disease cannot be managed with D-hormone replacement therapy. The removal of the parathyroid glands is a temporary solution as the glands frequently regenerate. Also, removal of the glands does not cure existing metabolic bone disease or the underlying deficiency of D-hormones.

     Hectorol for secondary hyperparathyroidism in kidney dialysis patients

     We have developed the capsule form of Hectorol and now are developing the intravenous form of Hectorol for management of secondary hyperparathyroidism in kidney dialysis patients. Hectorol is a synthetic D-hormone analog derived from vitamin D\\2\\. After oral or intravenous administration, Hectorol is activated by the liver, without being metabolized by the kidneys, into the two D-hormones normally produced from vitamin D\\2\\. Hectorol is not an active hormone upon administration to the human body. Instead, it is activated by the liver and gradually released into the blood, mimicking the normal production and sustained release of D-hormones by the kidneys. Data obtained from our clinical trials have demonstrated that Hectorol is a safe and effective therapy for managing secondary hyperparathyroidism in kidney dialysis patients. Based on these data, we believe that Hectorol compares favorably to calcitriol, alfacalcidol and paricalcitol. We further believe that Hectorol can be more consistently administered to patients at higher doses than existing D-hormone replacement therapies, resulting in improved control of secondary hyperparathyroidism.

     Hectorol capsules are intended to be administered by medical professionals to hemodialysis patients in the clinic, or self-administered by hemodialysis and peritoneal dialysis patients at home. Intravenous Hectorol is intended to be administered in the clinic to hemodialysis patients only. We developed Hectorol capsules in advance of intravenous Hectorol based primarily on our expectation that the current fee-for-service reimbursement policy of the Health Care Financing Administration, which favors the use of intravenous products, will be replaced with some form of managed care reimbursement plan favoring less costly but equally effective orally administered drugs like Hectorol capsules. We are also developing Hectorol capsules as a treatment for secondary hyperparathyroidism in pre-dialysis and certain osteoporosis patients where intravenous therapy is inappropriate.

     Hectorol capsules
     -----------------

     In June 1999, we obtained marketing approval from the FDA for our 2.5 mcg Hectorol capsules for the management of secondary hyperparathyroidism in kidney dialysis patients. Hectorol capsules became commercially available in October 1999. We intend to develop a lower dosage Hectorol capsule to provide physicians greater flexibility in prescribing Hectorol capsules to their patients.

     The FDA approval was based substantially on the results from our two randomized, double-blind placebo-controlled Phase 3 trials. The trials, which were completed in August 1997, together involved 138 patients receiving Hectorol capsule treatment at 17 study centers in the U.S. Each trial consisted of an 8-week washout period, followed sequentially by a 16-week period in which patients received open-label treatment with Hectorol capsules at hemodialysis, and an 8-week period in which the patients continued treatment with either Hectorol capsules or placebo. The study endpoint for effectiveness was the observed reduction in blood parathyroid hormone. Endpoints for safety were the absence of clinically important increases in blood levels of calcium and phosphorus. Of the 138 patients who began treatment with Hectorol capsules, 110 completed the full 24 weeks of treatment. Dosages were individually adjusted with patients initially receiving 10 mcg per hemodialysis and thereafter receiving between 2.5 mcg and 20 mcg per dose, usually three times per week. After 16 weeks of open-label treatment, blood parathyroid hormone levels were reduced more than 50% in both trials. These reductions were clinically and statistically significant (p [less than] 0.01). In addition, blood parathyroid hormone reached a pre-determined optimal range in 83% of the treated patients. At the end of the 8 additional weeks of blinded treatment, patients receiving Hectorol capsules had mean blood parathyroid hormone levels approximately 50% below those receiving placebo. Differences in mean blood parathyroid hormone levels between patients receiving Hectorol capsules and those receiving placebo treatments were clinically and statistically significant (p [less than] 0.01). In both studies, Hectorol capsules normalized blood calcium and did not cause clinically meaningful increases in blood phosphorus. Side effects attributable to Hectorol capsules, such as hypercalcemia and hyperphosphatemia, were infrequent and clinically insignificant.

     Intravenous Hectorol
     --------------------

     In February 1999, we submitted to the FDA a new drug application requesting marketing approval for intravenous Hectorol for the management of secondary hyperparathyroidism in kidney dialysis patients. Our submission with the FDA was based on the results of two pivotal Phase 3 trials which were completed in February 1998. Each trial consisted of an 8-week washout period, followed by a 12-week period in which patients received open-label treatment with intravenous Hectorol at hemodialysis. The study endpoint for effectiveness was the observed reduction in blood parathyroid hormone levels. Endpoints for safety were the absence of clinically important increases in blood levels of calcium and phosphorus. These trials involved 70 patients who had completed the preceding Phase 3 trials for Hectorol capsules. The trials concluded with 64 evaluable patients completing the full 12-week treatment period. In both studies, intravenous Hectorol normalized blood calcium and did not cause clinically meaningful increases in blood phosphorus. Side effects attributable to intravenous Hectorol, such as hypercalcemia and hyperphosphatemia, were infrequent and clinically insignificant.

     The FDA subsequently notified us that it had declined to accept the new drug application in its original form. After meeting with the FDA, we responded to the FDA requests regarding the application. In June 1999, the FDA granted marketing approval for Hectorol capsules for the same indication. With the approval of Hectorol capsules, we continued working with the FDA to determine the most appropriate amendment or resubmission of the application. After further discussions with the FDA, in September 1999 we provided supplementary analysis of submitted data intended to demonstrate the bioequivalence of the intravenous and capsule formulations of Hectorol. The FDA has not confirmed its intention to accept our new drug application or, if accepted, the manner of proceeding with its review.

     Hectorol capsules for secondary hyperparathyroidism in pre-dialysis patients

     We are developing Hectorol capsules as a treatment for secondary hyperparathyroidism in pre-dialysis patients. Chronic renal disease is characterized by progressive reductions in kidney function leading eventually to kidney failure and the need for dialysis. Secondary hyperparathyroidism begins to develop in patients with modest reductions in kidney function and becomes more severe in proportion to the degree of renal insufficiency. We estimate that there were at least 1,500,000 pre-dialysis patients in the U.S. in 1997. These patients are at risk of developing associated metabolic bone diseases and would benefit from D-hormone replacement therapy. Off-label use of intravenous calcitriol is inappropriate for pre-dialysis patients because its administration requires painful daily injections at home without medical supervision. Use of oral calcitriol, as well as oral alfacalcidol, at doses required for therapeutic effect, frequently causes hypercalcemia and hypercalciuria. As a result, pre-dialysis patients are seldom treated for secondary hyperparathyroidism.

     Evidence from published clinical research suggests that early intervention with D-hormone replacement therapy can slow the progression of secondary hyperparathyroidism in pre-dialysis patients. In untreated patients, the parathyroid glands become progressively enlarged, causing further increases in parathyroid hormone secretion and requiring higher doses of D-hormone replacement therapies for effective control. Sufficiently high doses of existing D-hormone replacement therapies often cannot be administered due to toxic side effects.

     We are currently conducting randomized, double-blind, placebo-controlled Phase 3 trials for Hectorol capsules for the management of secondary hyperparathyroidism in pre-dialysis patients. The trials consist of an 8-week baseline, or pre-treatment, period, followed by a 24-week period in which the patients are assigned to treatment with either Hectorol capsules or placebo. The study endpoint for effectiveness is the observed reduction in blood parathyroid hormone levels. Endpoints for safety are the absence of clinically significant increases in blood levels of calcium and phosphorus.

     Hectorol capsules for secondary hyperparathyroidism in osteoporosis patients

     We plan to further investigate the use of Hectorol capsules for the treatment of osteoporosis associated with secondary hyperparathyroidism. Osteoporosis is a metabolic bone disease generally associated with aging and characterized by excessive loss of bone mineral, resulting in decreased bone density over time. Demineralization weakens bone so that minor physical stress can cause debilitating fractures, usually in the wrists, hips and spine. These fractures often result in disfigurement, decreased mobility and, in some cases, extensive hospitalization and chronic nursing home care. We believe that there are at least 2,000,000 patients in the U.S. who have osteoporosis associated with secondary hyperparathyroidism. Reduced blood levels of D-hormones have been documented in many elderly patients with osteoporosis, caused by insufficient activity of the renal enzyme which produces D-hormones. In postmenopausal women, this enzyme is indirectly suppressed by estrogen deficiency. In elderly men and women, the enzyme is often impaired due to age-related reductions in kidney function. As in more severe kidney disease, decreased production of D-hormones increases the risk that an individual will develop metabolic bone disease. Decreased blood levels of D-hormones reduce intestinal calcium absorption and bone formation, and stimulate the secretion of parathyroid hormone, causing mild secondary hyperparathyroidism. Elevated blood levels of parathyroid hormone increase the rate of bone metabolism which, with reduction in bone formation, decrease bone mass. Prolonged loss of bone leads to osteoporosis.

     A likely role for D-hormones in osteoporosis has prompted many clinical investigations of D-hormone replacement therapies as potential osteoporosis treatments. Controlled clinical trials conducted by others have demonstrated that oral calcitriol and oral alfacalcidol increase or stabilize bone mass and reduce fracture rates. These results have been the basis for approval of these therapies in Europe, Japan and other markets. However, in the U.S. there are currently no FDA-approved D-hormone replacement therapies for the treatment of osteoporosis. Trials conducted in the U.S. with oral calcitriol have produced mixed results, possibly due to the substantial variation in doses of calcitriol between study sites. Higher doses of calcitriol produced increases in vertebral and total body bone mass, whereas lower doses showed little effect. Lower doses were used in these trials due to the unacceptable frequency of hypercalcemia and hypercalciuria at higher, potentially therapeutic doses. These results suggest that D-hormone replacement therapies with improved safety profiles may enable more consistent administration of higher doses for improved therapeutic effects in osteoporosis associated with secondary hyperparathyroidism.

     In 1992, we completed a Phase 2 trial in the U.S. to evaluate Hectorol capsules as a treatment for postmenopausal osteoporosis. The trial involved 60 patients who were assigned in random, double-blinded fashion to treatment with either Hectorol capsules or placebo for up to two years. The study endpoints for effectiveness were the observed changes in vertebral and femoral neck bone mineral density from baseline to the end of one year or two years of treatment. Endpoints for safety were the corresponding changes in blood and urine calcium. Fifty-five patients completed one year of treatment and 41 completed two years of treatment. Vertebral bone density increased with Hectorol capsules and decreased with placebo over the two-year study, with the difference being statistically significant (p [less than] 0.05). Similar changes were observed in femoral neck bone mineral density with statistically significant differences observed after 18 and 24 months of treatment (p [less than] 0.05). Overall, side effects with Hectorol capsules were clinically insignificant and well managed by appropriate adjustments in dose. Although observed changes in bone mineral density in the Hectorol capsule treatment group as compared to placebo were statistically significant, we and our corporate collaborators concluded that the data from the trial did not provide a sufficient basis for initiating pivotal Phase 3 trials with Hectorol capsules as a treatment of postmenopausal osteoporosis. As a result, we did not pursue further development of Hectorol capsules for postmenopausal osteoporosis. At a later date, however, a subgroup analysis of the trial performed by us suggested a greater improvement in bone mineral density in patients with the higher baseline parathyroid hormone levels. Based on that subgroup analysis and published reports that D-hormones have greater efficacy in patients with secondary hyperparathyroidism, we plan to further investigate the use of Hectorol capsules for the treatment of osteoporosis associated with secondary hyperparathyroidism.

Hyperproliferative diseases

     Scientific overview

     In addition to having a role in parathyroid function and calcium and phosphorous metabolism, D-hormones have an important role in controlling cellular growth and formation of skin, prostate, breast and colon cells, all of which recognize and respond to D-hormones. We are investigating the use of improved D-hormone therapies to treat certain hyperproliferative diseases involving these cells, including psoriasis and cancers of the prostate, breast and colon. Our preliminary studies in vitro, as well as research conducted by others, suggest that these cells show substantially reduced growth rates when exposed to D-hormones and D-hormone analogs.

     Hectorol for advanced prostate cancer

     Prostate cancer is the most common solid tumor diagnosed in men in the U.S. The American Cancer Society estimates that in the U.S. in 1997 approximately 209,900 men were diagnosed with prostate cancer, and 41,800 men died from prostate cancer. Although pharmacological or surgical castration temporarily controls this disease, the prostate cancer eventually develops into a form of the disease which continues to spread despite the interruption of the production of testosterone, for which no therapy exists. Calcitriol and certain D-hormone analogs have been shown in vitro to both inhibit the growth of prostate cancer cells as well as promote permanent changes in these cells which eliminate their characteristic uncontrolled growth.

     In January 1999, we completed a Phase 1 trial of Hectorol capsules in patients with terminal prostate cancer. The trial was designed to determine the maximum tolerable dose of Hectorol capsules by evaluating safety endpoints such as hypercalcemia. A total of 25 patients were treated with Hectorol capsules with doses escalating from a starting level of 5.0 mcg per day to a maximum level of 15.0 mcg/day. The drug was generally well tolerated at all doses studied, with the conclusion that the maximum tolerable dosage was 12.5 mcg/day. Preliminary evidence of disease stabilization was observed in some patients. In January 1999, the U.S. Department of Defense Prostate Cancer Research Program began to fund a Phase 2 continuation of this study.

     LR-103 and research compounds for psoriasis and advanced prostate, breast and colon cancers

     We are investigating the use of LR-103 and other research compounds for the treatment of psoriasis and advanced prostate, breast and colon cancers. Psoriasis is a condition in which skin cells grow too rapidly and do not properly mature. It is characterized by thickened, scaly, and reddened patches of skin. According to the National Psoriasis Foundation, psoriasis affected at least 1,500,000 people in the U.S. in 1996. No cure for psoriasis exists and current treatments focus on clearing the associated skin lesions for a period of time. Psoriatic lesions have an increased number of basal or dividing skin cells which recognize and respond to D-hormones. Published reports from controlled clinical studies conducted by others have shown that topically administered D-hormones and analogs achieved significant improvement in psoriatic lesions. Calcitriol and two synthetic analogs of calcitriol, tacalcitol and calcipotriol, are approved as topical treatments for psoriasis in Europe. Calcipotriol is approved as a topical treatment for psoriasis in the U.S.

     LR-103 is a naturally produced D-hormone derived from vitamin D2, the human uses for which we discovered. In preclinical studies, we have determined that LR-103 is characterized by lower toxicity than calcitriol. Our research in vitro has demonstrated that LR-103 has potent antiproliferative effects on targeted cells, including skin cells and prostate, breast and colon cancer cells. We believe that LR-103 may be a promising therapy for hyperproliferative diseases. We are also investigating the use of other D-hormone compounds for the potential treatment of hyperproliferative diseases. LR-103 and our other research compounds are at an early stage of development and we can not be certain that any of these product candidates will demonstrate sufficient safety and efficacy to justify their further development.

Manufacturing

     We have no internal manufacturing capabilities. We have contracted and intend to contract with others for the production of active pharmaceutical ingredients and for the subsequent manufacturing and packaging of finished drug products. We purchase Hectorol from an FDA-inspected and approved supplier. We believe this supplier can produce Hectorol in a quantity sufficient to support commercialization of finished drug products. We use several FDA-inspected manufacturers to produce, formulate and package Hectorol as finished drug products, including capsules suitable for oral administration and solutions suitable for intravenous administration.

     Our dependence on third parties for the manufacture of Hectorol or for any other products may adversely affect our profit margins and ability to deliver products on a timely basis. We may encounter significant delays in obtaining supplies from manufacturers or experience interruptions in our supplies. The effects of a delay or interruption would be more severe if we rely on a single source of supply, as is presently the case for Hectorol.

     All of our suppliers have FDA-inspected facilities that operate under current Good Manufacturing Practices regulations established by the FDA. These regulations govern all stages of the drug manufacturing process, and are intended to assure that drugs produced will have the identity, strength, quality and purity represented in their labeling for all intended uses. If we were to establish our own manufacturing facility, we would need additional funds and would have to hire and train additional personnel and comply with the extensive regulations applicable to the facility.

Marketing and distribution

     The market for management of secondary hyperparathyroidism in kidney dialysis patients is a niche market in the U.S. involving less than 5,000 practicing nephrologists and a limited number of large service providers who treat the majority of patients in readily identifiable dialysis centers. Of the approximately 230,000 kidney dialysis disease patients in the U.S. in 1997, 85% received hemodialysis treatments three times a week at a dialysis center with the remaining 15% receiving self-administered peritoneal dialysis treatments at home. Hemodialysis service providers continue to consolidate; the top four companies own or operate 56% of dialysis centers and provide hemodialysis or peritoneal dialysis care to over 62% of U.S. patients. Consequently, we believe that the marketing and sale of Hectorol for management of secondary hyperparathyroidism in kidney dialysis patients in the U.S. could be accomplished with approximately 35 sales and marketing personnel.

     Our sales and marketing department is operated under the direction of the Vice President, Sales & Marketing, hired in 1998, who has experience in pharmaceutical marketing and sales management, and the Marketing Director, also hired in 1998, who has extensive experience in sales and marketing in the kidney dialysis market. As of September 15, 1999, we have hired 10 of the 18 full-time sales representatives we intend to hire. Development of promotional advertising programs is supported by agencies with proven track records in pharmaceutical and dialysis renal market advertising and communication.

     We also intend to develop LR-103, and selected second-generation vitamin D-hormone compounds for other indications. The target populations for one or more of these indications greatly exceed the kidney dialysis patient population. We are evaluating marketing strategies for the commercialization of Hectorol, LR-103, and selected second-generation vitamin D-hormone compounds in these indications.

     We have arranged for a third party with current Good Manufacturing Practice certified facilities to conduct certain administrative services related to our distribution of Hectorol. The service provider has a successful history of collaboration with small pharmaceutical companies, and demonstrates best practices in the distribution of pharmaceutical products in the United States. Broad distribution of Hectorol, as with many other pharmaceutical products in the U.S., can be achieved by utilizing existing wholesale distribution partners who are currently delivering vitamin D-hormone products to the retail hospital, and dialysis centers where the product is dispensed or administered.

     We intend to seek one or more collaborative partners to develop, market, and distribute Hectorol for management of secondary hyperparathyroidism in kidney dialysis patients in Japan and

Europe. We, or any partner, would be required to obtain regulatory approval in any country where sales would occur. To the extent that we enter into marketing, distribution or co-promotion agreements with third parties, any revenue we would receive will depend on the efforts of those partners.

Research and development

     Our research and development efforts focus on the discovery and development of novel D-hormones and analogs which possess improved safety and effectiveness profiles. Through our collaboration with D-hormone research institutions, as well as our internal research and development efforts, we have developed substantial expertise in the area of D-hormone chemistry and have a portfolio of D-hormones and analogs, including Hectorol, which we believe are safer and more effective than existing D-hormone therapies. We conduct the majority of our research and development activities through our own staff and facilities. As of June 30, 1999, we had 18 employees engaged in research and development. Four of our employees have Ph.D. degrees. Our research and development program includes the early stages of product discovery and development through the receipt of FDA clearance or approval, and the expansion of new product uses and applications. Our research and development personnel include scientists and clinical, regulatory and quality assurance personnel with a variety of complementary skills and experiences. We have developed assay procedures for measuring the levels of blood-borne metabolites of D-hormones. Those assays provide support to our research and development of Hectorol and other product candidates. We also engage academic institutions and independent consultants to aid in research and the product development process. Through our collaborations with D-hormone research institutions, as well as our internal research and development efforts, we have developed substantial expertise in the area of D-hormone chemistry.

Intellectual Property

     Our success will depend in part on our ability to develop patentable products and technologies and obtain patent protection for our products and technologies both in the U.S. and other countries.

     The issued composition of matter patents covering Hectorol have expired and cannot be renewed or extended. We, however, own U.S. patents covering the use of Hectorol for the prevention and treatment of hyperparathyroidism, secondary hyperparathyroidism and metabolic bone disease, including renal osteodystrophy. A corresponding patent for the use of Hectorol to prevent and manage secondary hyperparathyroidism in kidney dialysis patients is pending before the European and Japanese patent offices, and a corresponding patent for the use of Hectorol to prevent and treat metabolic bone disease has been issued by the European Patent Office. Patent applications for similar coverage are pending in other countries.

     We also own U.S. patents for the use of Hectorol and other proprietary D-hormone compounds for treating prostate cancer. We have filed counterpart patent applications in Europe and other geographic markets, including Japan.

     Our issued patents and pending patent applications relating to Hectorol are method-of-use patents. A method-of-use patent encompasses the use of a compound or composition to treat a specified condition but does not encompass the compound itself, the active ingredient used in the composition or composition itself, or the method of making the composition or the compound used in the composition. Method-of-use patents provide less protection than composition of matter patents because of the possibility of off-label uses if other companies market or make the compound for other uses.

     We have a license from the Wisconsin Alumni Research Foundation to practice several of their process patents for the synthesis of Hectorol. Under this license, which extends at least through July 2, 2013 and expires upon the expiration of the last to expire of the licensed patents, the Wisconsin Alumni Research Foundation has agreed not to license to other parties the patents to manufacture Hectorol for use or sale anywhere in the world as long as the license agreement is in effect and we pay the annual license fee if Hectorol is being sold in the U.S. We also have our own patent in the U.S. for methods of synthesizing Hectorol and patent applications pending before the European Patent Office and in other geographic markets, including Japan.

     We have granted Draxis a license to use and sell in Canada Hectorol for secondary hyperparathyroidism, osteoporosis and other metabolic bone diseases. We have also granted Draxis a license in Canada to all know-how developed by or on behalf of us relating to the use of Hectorol for those indications.

     We own issued patents and have pending patent applications in the U.S. and other countries relating to other D-hormones. Our patents and pending applications include claims to compounds, compositions, methods of synthesizing the compounds and compositions, methods of use and methods of delivery of active D-hormones and D-hormone analogs.

     The USDA holds certain rights to LR-103 under pending patent applications and has granted to us a worldwide exclusive license to make, use and sell products covered under the rights held by the USDA. The license expires upon the expiration of the last to expire of the licensed patents. The USDA may modify or terminate the license if these products are not brought by us to practical application, to the extent permitted by Federal regulation, with the benefits being made available to the public in the U.S. by April 7, 2002 or under certain other limited circumstances.

     In addition to patent protection, we also rely on proprietary information and trade secrets. We require our employees, consultants, and advisors to execute confidentiality agreements upon commencement of an employment or a consulting relationship with us.

Trademarks

     Bone Care's name and logo are a tradename and trademark of Bone Care, respectively. Our Intent To Use application for the trademark Hectorol has been allowed by the Patent and Trademark

Office. The trademark registration should be issued after we file and the Patent and Trademark Office accepts our Statement of Use, which we would expect to file in October 1999.

Government regulation

     Regulation by governmental entities in the U.S. and other countries is a significant factor in the development, production and marketing of any new drug products developed. Pharmaceutical products are subject to rigorous regulation under the Federal Food, Drug and Cosmetic Act by the FDA in the U.S. and similar health authorities in foreign countries under laws and regulations that govern, among other things, testing for safety and effectiveness, manufacturing, labeling, storage, record keeping, import, export, advertising, promotion, marketing and distribution of such products. Product development and approval within this regulatory framework is uncertain, can take a number of years and requires the expenditure of substantial resources. Any failure to obtain regulatory approval, or any delay in obtaining such approvals, could adversely affect the marketing of our products under development and our ability to receive product or royalty revenues.

     The premarket approval regulatory requirements that must be met before a new drug product may be marketed in the U.S. include:

 .    preclinical laboratory tests and preclinical laboratory animal studies;

 .    the submission to the FDA of an investigational new drug application to obtain the FDA's consent to conduct proposed clinical trials;

 .    adequate and well-controlled clinical trials to establish the safety and effectiveness of the new drug product;

 .    the submission to the FDA of a new drug application; and

 .    FDA review and approval of the new drug application.

     Preclinical tests include laboratory evaluation of a new drug, as well as laboratory animal studies to assess its potential safety and effectiveness in humans. Preclinical tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of the preclinical tests, together with manufacturing and chemistry information regarding the new drug, must be submitted to the FDA as part of an investigational new drug application, which must become effective before clinical trials may commence. The investigational new drug application will automatically become effective 30 days after receipt by the FDA unless the FDA indicates prior to the end of the 30-day period that the proposed protocol raises concerns that must be resolved to the satisfaction of the FDA before the trials may proceed as outlined in the investigational new drug application. If that occurs, a timely resolution may not be achieved, if at all. The FDA may also impose a clinical hold on ongoing clinical trials, if for example, safety concerns are presented, in which case the study cannot recommence without FDA authorization under terms sanctioned by the agency.

     Clinical trials involve the administration of an investigational new drug product to healthy volunteers or to patients having the disease or condition for which the drug is intended, under the supervision of qualified principal investigators. Clinical trials are conducted in accordance with the FDA's Good Clinical Practice standards under protocols that detail:


 .    the objectives of the trial;

 .    inclusion and exclusion criteria;

 .    the parameters and endpoints to be used to evaluate safety and efficacy;

 .    the control to be used (usually a placebo control);

 .    the method for random administration to test drug and control patient groups;

 .    double-blinding procedures; and

 .    methods for the biostatistical analysis of the study results.

     Each protocol must be submitted to the FDA as part of the investigational new drug application. Each clinical trial must also be reviewed and approved by an independent institutional review board at the academic or medical institution at which the trial will be conducted. The institutional review board will consider, for example, ethical factors, the safety of human subjects and the possible liability of the institution. The institutional review board may require changes in a protocol, and there can be no assurance that the submission of an investigational new drug application will permit a study to be initiated or completed.

     Clinical trials generally are conducted in three sequential phases, but the phases may overlap.

 .    Phase 1, the initial introduction of the new drug product into healthy human subjects or patients, involves testing to assess safety (adverse effects), absorption, metabolism, excretion, pharmacokinetics, pharmacodynamics and pharmacological actions associated with increasing doses.

 .    Phase 2 involves studies in a limited patient population with the disease or condition for which the drug is intended to:

          . determine the efficacy of the potential product for specific, targeted indications;

          .  determine dosage tolerance and optimum dosage; and

          .  further identify possible adverse reactions and safety risks.

 .    Phase 3 trials are undertaken if a compound is found to be effective and to have an acceptable safety profile in Phase 2 evaluations. Phase 3 trials involve evaluating further clinical effectiveness and safety within a broader patient population having the disease or condition, generally at multiple, geographically dispersed clinical sites.

     Phase 1, Phase 2 or Phase 3 testing may not be completed successfully within any specific time period, if at all, with respect to any of our products. Phase 4 clinical trials are studies conducted after FDA approval to document clinical benefit in the case of fast track accelerated approval conditions, as described below, or to gain additional experience from the treatment of patients with the disease for which the drug is used.

     The results of preclinical studies and clinical trials of a new drug, if successful, must be submitted to the FDA in a new drug application to seek FDA approval to market and commercialize the drug product for a specified use. FDA approval of the new drug application is required before marketing may begin in the U.S. The new drug application must also include data relating to the new drug product's chemistry and pharmacology, and methods and quality assurance and control procedures used in the manufacture of the new drug product. The FDA reviews all submitted new drug applications to assess whether they are complete for review, and may request additional information rather than accepting a new drug application for filing. In such an event, the new drug application must be resubmitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the new drug application. Under the federal Food, Drug and Cosmetic Act, the FDA has 180 days in which to review the new drug application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. Nonetheless, because of the Prescription Drug User Fee Act, described below, the FDA has substantially reduced new drug application review times. In current practice, it typically takes FDA from 12 to 15 months to take action on a new drug application. The FDA may refer the application to the appropriate advisory committee, typically a panel of clinicians, for review, evaluation and a recommendation as to whether the new drug application should be approved. However, the FDA is not bound by the recommendation of an advisory committee.

     The FDA also requires a pre-approval inspection of plants or facilities at which the new drug product will be manufactured, to determine that the applicable manufacturing methods and controls used to produce the drug product are in compliance with the agency's current Good Manufacturing Practice regulations. Those regulations mandate, for example, quality control and quality assurance procedures and the maintenance of corresponding records and other documentation. If FDA evaluations of the new drug application and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the new drug application. When and if those conditions (typically, labeling requirements) have been met to the FDA's satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the product for certain indications. If the FDA's evaluation of the new drug application submission or manufacturing facilities is not favorable, the FDA may refuse to approve the new drug application or issue a not approvable letter, outlining the deficiencies in the submission and often requiring additional testing or information. Even if additional data or information in response to an approvable or not approvable letter is submitted, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Once granted, the FDA may withdraw product approvals if compliance with regulatory standards is not maintained or safety or other problems associated with the drug occur following initial marketing.

     As a condition of new drug application approval, the FDA may require postmarketing testing (Phase 4 commitments) and surveillance to monitor the drug's safety or effectiveness. The FDA conditioned its June 1999 marketing approval for Hectorol capsules on our completing Phase 4 commitments by July 1, 2000. If we are unable to timely satisfy these commitments, the FDA could withdraw its approval.

     Before our products can be marketed outside of the U.S., they are subject to regulatory approval similar to FDA requirements in the U.S., although the requirements governing the conduct of clinical trials and other premarket approval requirements vary widely from country to country, and the time spent in gaining approval varies from that required for FDA approval. FDA approval does not assure approval by other regulatory authorities and we cannot predict whether foreign regulatory approvals will be granted. In some countries, the sales price of a drug product must also be approved. The pricing review period often begins after market approval is granted. Even if a foreign regulatory authority approves any of our products, we cannot predict whether satisfactory prices for our products will be approved.

     The Prescription Drug User Fee Act program, reauthorized by the FDA Modernization Act of 1997, requires the payment of a substantial application fee for each new drug application filed for a new prescription drug (at present approximately $280,000), and annual establishment and product fees for each marketed prescription drug for which a new drug application is approved. These fees are used by the FDA to hire additional personnel to review new drug applications, in order to expedite agency review of such applications with the goal of meeting the 180-day statutory review deadline. The FDA files annual reports with Congress on its progress in attaining this goal for applications reviewed during the previous government fiscal year. Review times for new drug applications have been reduced substantially as a result of this program. A small business (having fewer than 500 employees), such as our company, is granted a waiver of the application fee for the first new drug application it submits to the FDA, but must pay the full application fee for all subsequent applications.

     Manufacturing facilities in the U.S. are subject to periodic inspection by the FDA and state authorities, and must comply with current Good Manufacturing Practice regulations. Failure to comply with those regulations or other regulatory requirements, such as labeling and advertising rules and standards, may result in:

          .  withdrawal of marketing approval;
          .  warning letters;
          .  injunctions;
          .  recall or seizure of products;
          .  total or partial suspension of production;
          . FDA refusal to approve pending new drug applications or supplements to approved applications;
          .  refusal to permit products to be imported or exported;
          . refusal to allow us to enter into government supply contracts; or . criminal prosecution.

     Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials, and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated completely. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our financial resources. We believe we comply in all material respects with applicable environmental laws and regulations.

Pharmaceutical pricing and reimbursement

     In both domestic and foreign markets, any sales of our products will depend in part on the availability of reimbursement from government health administration authorities, private health insurers, health maintenance organizations, pharmacy benefit management companies and other organizations. Both the federal and state governments in the U.S. and foreign governments continue to propose and pass legislation designed to contain or reduce the cost of health care, and regulations affecting the pricing of pharmaceuticals and other medical products and services may change or be adopted before any of our product candidates are approved for marketing or commercially available. In addition, these payors may challenge the price and cost-effectiveness of medical products and services. We cannot predict the reimbursement status of newly approved health care products. In addition, medical care for kidney dialysis patients is particularly sensitive to changes in health care policy.

     The initial indication for Hectorol is for the reduction of elevated parathyroid hormone levels in the management of secondary hyperparathyroidism in patients undergoing chronic renal dialysis. We believe a substantial portion of kidney dialysis patients in the U.S. are covered for reimbursement of health care costs through Medicare and Medicaid, both of which are administered by the Health Care Financing Administration. The current reimbursement policy of the Health Care Financing

Administration is to provide reimbursement for drugs administered under the care and supervision of a physician in a hospital setting but not drugs which patients would administer themselves by prescription. As a result, intravenous D-hormones are currently favored by U.S. dialysis centers, because under a fee-for-service reimbursement arrangement, they are reimbursed by Medicare and Medicaid. We believe, however, that as the current trend to replace fee-for-service reimbursement plans with managed care reimbursement plans continues, dialysis centers will increasingly favor orally delivered D-hormones because of their lower cost. Our strategy to develop Hectorol capsules for the management of secondary hyperparathyroidism in kidney dialysis patients before an intravenous formulation is based on this assumption regarding trends in health care reimbursement and our belief that Hectoral capsule therapy may be provided to the potentially larger pre-dialysis market more immediately. Because the occurrence or timing of our assumptions regarding changes to reimbursement policies may not be correct, sales of Hectorol capsules could be negatively affected. Our ability to obtain third-party reimbursement for Hectorol may depend on the successful development of, receipt of regulatory approval for, and commercialization of, intravenous Hectorol.

Competition

     Many of our existing or potential competitors have substantially greater financial, research and development, marketing and human resources than us and are better equipped to develop, manufacture and market products. Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. Accordingly, the relative speed with which we can develop products, complete preclinical testing and clinical trials and regulatory approval processes, and supply commercial quantities of products to the market are important competitive factors. A number of pharmaceutical and biotechnology companies are developing new products for the treatment of the same diseases we have targeted. Abbott Laboratories markets intravenous calcitriol (Calcijex(R)) and Hoffmann-LaRoche, Inc. markets oral calcitriol (Rocaltrol(R)). Both drugs are approved for the management of secondary hyperparathyroidism in kidney dialysis patients in the U.S. and certain European countries. Oral calcitriol is also approved in Japan. A number of companies market oral and intravenous alfacalcidol, a synthetic analog of calcitriol, in Europe and Japan under various trade names. Abbott Laboratories received marketing approval from the FDA in April 1998 for paricalcitol (Zemplar(R)), an intravenous formulation of a second generation D-hormone analog for the management of secondary hyperparathyroidism in kidney dialysis patients. This product is targeted at the same market as Hectorol, and Abbott has begun commercialization of this product. Other companies, including Amgen, Inc., Chugai Pharma Europe Ltd. and NPS Pharmaceuticals, Inc. are also developing new therapies for the management of secondary hyperparathyroidism in kidney dialysis patents for the U.S., European or Japanese markets. In addition, Leo Pharmaceuticals is developing and marketing D-hormone therapies for the treatment of certain hyperproliferative diseases and is marketing alfacalcidol, a synthetic analog of calcitriol, in Europe for the management of secondary hyperparathyroidism in kidney dialysis patients and osteoporosis associated with secondary hyperparathyroidism. Although we believe Hectorol has a superior safety profile to competing therapies, we will have to establish the superiority of Hectorol through our marketing efforts or by conducting comparative clinical trials and will be competing against established companies with substantially greater financial, marketing and human resources.

Facilities

     We currently lease approximately 11,000 square feet of office and laboratory space in Madison, Wisconsin. The lease expires on November 30, 2000. We believe our facility is adequate to meet our needs for the foreseeable future.

Legal proceedings

     We may be a defendant from time to time in actions arising out of our ordinary business operations. In the opinion of our management, the outcome of pending claims is not likely to have a material adverse effect on our financial position or our results of operations.

Employees

     As of September 15, 1999, we had 38 full-time employees, including 18 in research and development, 13 in sales and marketing and 7 in administration. Four of our employees have Ph.D. degrees. None of our employees is represented by a union. We consider our employee relations to be good.

                                  MANAGEMENT

     The following table lists members of our board of directors and our executive officers, with the position held by each and their ages as of September 15, 1999:

Name                                  Age     Position
---------                             ---     -----------

Richard B. Mazess, Ph.D.(1)           60      Chairman of the Board

Charles W. Bishop, Ph.D.              47      President, Chief Executive Officer
                                              and Director

Robert A. Beckman(2)                  45      Director

Charles R. Klimkowski, CFA(1) (2)     64      Director

Martin Barkin, M.D.                   63      Director

Dale W. Gutman                        46      Vice President-Finance

Paul V. Peterson                      48      Vice President-Sales and
                                              Marketing

------------------------
(1)  Member of Compensation Committee
(2)  Member of Audit Committee

     Richard B. Mazess, Ph.D., our founder, has served as a director since 1984. Dr. Mazess served as President from our inception in 1984 through February 1996, and has served as our Chairman of the Board since February 1996. Dr. Mazess has been President and a director of Lunar Corporation. Lunar develops and sells x-ray and ultrasound bone densitometers for the diagnosis and monitoring of osteoporosis and other metabolic bone diseases. Lunar also develops and sells medical imaging equipment used by orthopedists and radiologists for imaging extremities. Dr. Mazess became Professor Emeritus of Medical Physics at the University of Wisconsin--Madison in 1985, and has been on the faculty of the Department of Medical Physics since 1968.

     Charles W. Bishop, Ph.D. joined us in 1987 as Project Director and was named Vice President in 1990, and President and Chief Executive Officer in February 1996. Dr. Bishop has been a director since 1989. Dr. Bishop received a Ph.D. degree in Nutritional Biochemistry from Virginia Polytechnic Institute and completed a four-year National Institutes of Health Postdoctoral Fellowship in Vitamin D Biochemistry at the University of Wisconsin--Madison.

     Robert A. Beckman has been a director since 1989 and was Vice President of Finance for the period May 1996 through November 1996. Mr. Beckman has been Vice President of Finance for Lunar since 1987.

     Charles R. Klimkowski, CFA has been a director since March 1999. Prior to his retirement in 1998, Mr. Klimkowski served as Executive Vice President and Director and formerly as Chief Operating Officer and Director of Investments of ABN AMRO Asset Management (USA) Inc. and The Chicago Corporation. Mr. Klimkowski was employed by The Chicago Corporation from 1980 until its acquisition by ABN AMRO. Mr. Klimkowski also serves as a director of Theragenics Corp., a company engaged in the production and sale of implantable radiation devices for the treatment of cancer.

     Martin Barkin, M.D. has been a director since 1993. Dr. Barkin has been President and Chief Executive Officer of Draxis Health, Inc., a pharmaceutical company, since 1992. Dr. Barkin formerly was a partner and National Practice Leader for Health Care at KPMG Canada, independent certified public accountants, from 1991 to 1992 and Deputy Minister of Health for the Province of Ontario from 1987 to 1991. Dr. Barkin is also a director of Novopharm Biotech, Inc.

     Dale W. Gutman joined us in December 1996 as Vice President-Finance. From 1986 to December 1996, Mr. Gutman served as Vice President and Corporate Controller of the Chas. Levy Company, a distributor of magazines and books to independent and mass market retailers throughout the United States.

     Paul V. Peterson joined us in April 1998 as Vice President-Sales and Marketing. From 1993 to March 1998, Mr. Peterson served in a variety of sales and marketing positions of increasing responsibility with Pharmacia & Upjohn, Inc., a pharmaceutical company, where he last served as Director of Sales, U.S. Peptide Hormones.

Board Composition

     Our board of directors consists of five members. Our board is divided into three classes with each member of a class serving for a term of three years.
The terms of Dr. Barkin and Mr. Klimkowski expire at our 1999 annual meeting of shareholders. The terms of Dr. Bishop and Mr. Beckman expire at our 2000 annual meeting of shareholders. The term of Dr. Mazess expires at our 2001 annual meeting of shareholders. Each director serves a term expiring at the annual meeting of shareholders in the year indicated above and until his successor shall have been elected and qualified. Our executive officers are elected annually and serve until their resignation or removal.

Board Committees

     Our board of directors has an audit committee and a compensation committee. Both committees are composed of non-employee directors. The audit committee is responsible for oversight of the audit of the corporate accounts conducted by our independent public accountants and recommends the selection of the independent public accountants by the board. The audit committee reviews the scope of the audit and their related fees with the accountants. The compensation committee determines the compensation and benefits for officers, other than stock options, and makes recommendations to the board concerning compensation arrangements for the President and Chief Executive Officer and for members of the board of directors. We do not have a nominating committee.

Director Compensation

     Our officers do not receive any additional compensation for serving as members of the board. In July 1998, Dr. Barkin and Mr. Beckman were each granted non-qualified stock options to purchase 9,000 shares of common stock. The exercise price is $8.00 per share for these stock options, the fair market value on the grant date. These stock options expire ten years after their grant date and become exercisable in equal one-third annual increments on the first three anniversaries of the grant date. In March, 1999 Mr. Klimkowski was granted non-qualified stock options to purchase 37,500 shares of common stock at an exercise price of $10.25 per share, the fair market value on the grant date. These options expire ten years after their grant date. 7,500 of these stock options become exercisable nine months after the grant date and 30,000 of these options become exercisable in equal one-third annual increments on the first three anniversaries of the grant date.

Compensation Committee Interlocks and Insider Participation

     During the fiscal year ended June 30, 1999, Dr. Mazess served on the compensation committee of the board of directors. Dr. Mazess was our President from inception in 1984 through February 1996.

Executive Officer Compensation

     The following table summarizes information regarding compensation during the fiscal years ended June 30, 1999, 1998 and 1997 for our President and Chief Executive Officer and two other executive officers.

                                                                  Long-Term
                                                                 Compensation
                                     Annual Compensation        -------------
                               -------------------------------    Securities
                                 Fiscal                           Underlying      All Other
Name and Principal Position       Year      Salary     Bonus     Options (#)   Compensation(1)
---------------------------    ----------  --------  ---------  -------------  ---------------
Charles W. Bishop, Ph.D.          1999     $150,000    $6,900            --         $2,301
    President and Chief           1998      150,000     4,225            --          2,290
      Executive Officer           1997      143,846     2,250        10,000          2,116

Paul V. Peterson                  1999      151,538     7,000            --             --
    Vice President - Sales        1998       31,731        --        30,000             --
      and Marketing               1997           --        --            --             --

Dale W. Gutman                    1999       93,531     9,825            --         $1,595
    Vice President - Finance      1998       61,000     9,906        13,000          1,604
                                  1997       11,538        --        10,000             --

---------------------
(1) Amounts shown consist of Bone Care contributions to a 401(k) plan.

Fiscal Year-End Option Values

     The following table reflects options exercised during the year ended June 30, 1999 by the individuals named in the summary compensation table. None of the named officers exercised options during the year ended June 30, 1999. The value of unexercised stock options was based upon the closing price of our common stock of $9.875 on June 30, 1999, as reported by the Nasdaq National Market, minus the exercise price.

                              Number of Securities
                             Underlying Unexercised       Value of Unexercised
                             Stock Options at Fiscal   In-the-Money Stock Options
                                  Year End (#)           at Fiscal Year End ($)
                           --------------------------  --------------------------
Name                       Exercisable  Unexercisable  Exercisable  Unexercisable
----                       -----------  -------------  -----------  -------------
Charles W. Bishop, Ph.D      88,000        62,000       $668,760       $459,590
Paul V. Peterson              6,000        24,000          6,750         27,000
Dale Gutman                   7,200        13,800         20,600         43,275

Stock Option Plans

     Incentive Stock Option Plan

     We adopted our incentive stock option plan in January 1989. As of June 30, 1999, 94,764 shares of common stock have been issued upon the exercise of options granted under the incentive plan, and options to purchase 31,588 shares of common stock were outstanding under the incentive plan. The weighted average exercise price per share of such options is $2.11. In June 1990, our board of directors agreed not to grant any new options under the incentive plan. We have not made any subsequent grants, except for a grant in March 1996 of replacement stock options to purchase 78,970 shares in exchange for the forfeiture of an equal amount of previously granted stock options.

     1996 Stock Option Plan

     We adopted our 1996 stock option plan as of February 1, 1996. Under the 1996 plan, a total of 1,000,000 shares of common stock were made available for grant.

     Only nonqualified stock options may be granted under the 1996 plan. The option price per share of common stock purchasable upon exercise of an option is 100% of the fair market value of a share of common stock on the date of grant of such stock option. The 1996 plan is administered by our board of directors and has the authority, subject to the terms of the 1996 plan, to establish eligibility guidelines, select officers, key employees, consultants, and non-employee directors for participation in the 1996 plan and determine the number of shares of common stock subject to a stock option, the exercise price for such shares of common stock, the time and conditions of vesting or exercise, and all other terms and conditions of the stock options. To the extent required under
Section 162(m) of the Internal Revenue Code of 1986, and the rules and regulations thereunder, the maximum number of shares of our common stock with respect to which options may be granted during any calendar year to any person is 200,000, subject to adjustment for changes in our capitalization.

     The 1996 plan may be amended by our board of directors in any respect, except that no amendment may be made without shareholder approval if such amendment would increase the maximum number of shares of common stock available under the 1996 plan (other than certain adjustments for changes in the our capitalization) or would otherwise require shareholder approval. The 1996 plan will terminate on February 1, 2006, unless earlier terminated by our board of directors.

     In the event we have a change in control, any stock option not previously exercisable in full will become fully exercisable. A change in control generally is the acquisition by any person of beneficial ownership of 50% or more of the outstanding shares of our common stock, a change in the majority of our board of directors and approval by the shareholders of a reorganization, merger, consolidation, or sale of all or substantially all of our assets unless certain conditions are satisfied. This provision could raise the cost to a potential acquiror of engaging in a transaction that would constitute such a change in control and, therefore, could affect the willingness of an acquiror to propose a change in control transaction.

     As of June 30, 1999, 45,100 shares of common stock have been issued upon the exercise of options granted under the 1996 plan, options to purchase 517,050 shares of common stock at a weighted average exercise price of $4.87 were outstanding and 437,850 shares of common stock were reserved for future grants.

Liability and indemnification of directors and officers

     Under our by-laws and Wisconsin law, we are obligated to indemnify our directors and officers against liabilities and expenses:

     . to the extent such officers or directors are successful in the defense of a proceeding, and

     . in proceedings in which the director or officer is not successful in the defense thereof, unless it is determined the director or officer breached or failed to perform his duties to us and such breach or failure constituted:

        . a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director or officer had a material conflict of interest,

        . a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful,

        . a transaction from which the director or officer derived an improper personal profit, or

        .  willful misconduct.

Our by-laws provide that we may purchase and maintain insurance on behalf of any of our directors or officers against liability asserted against or incurred by any of them in his or her capacity as a director or officer regardless of whether we are required or authorized to indemnify or allow expenses to the individual against the same liability under the by-laws. We have obtained such insurance for directors and officers.

     Under Wisconsin law, a director of a corporation is not subject to personal liability to the corporation, its shareholders, or any person asserting rights on behalf thereof for damages, settlements, fees, fines, penalties or other monetary liabilities arising from breach of, or failure to perform any duty resulting solely from such person's status as a director, unless the person asserting liability proves that the breach or failure constituted:

     . a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director had a material conflict of interest,

     . a violation of criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful,

     . a transaction from which the director derived an improper personal profit,

     .  willful misconduct.

These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. As a result of such provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

                              CERTAIN TRANSACTIONS

Relationship with Lunar

     Dr. Mazess, our Chairman of the Board, is also the Chairman of the Board, President and Chief Executive Officer of Lunar and is the beneficial owner of approximately 33% of the outstanding common stock of Lunar. Mr. Beckman, a member of our board of directors, is also Vice President of Finance of Lunar.

     Under an agreement with Lunar, employees of Lunar provide 401(k) plan administration and other services to us. As compensation for the services, we paid Lunar a monthly fee of $3,500 during the year ended June 30, 1999. Payments made by us to Lunar during fiscal year 1999 were $42,000, in the aggregate.

1998 Sale of Common Stock

     On July 24, 1998, we completed a directed public offering of 1,326,000 shares of our common stock at a price of $8.00 per share. The price per share represented an approximate 5% discount from the average closing bid price of the previous 5 days. We sold shares of common stock in the offering to the following directors and principal shareholders:

                                                Number of shares purchased
Name                                          in 1998 common stock offering
----                                          -----------------------------
Richard B. Mazess, Ph.D.                                170,000
  Chairman
Charles W. Bishop, Ph.D.                                  6,000
  President, Chief Executive
  Officer and Director
John Kapoor, Ph.D.                                      100,000
  Director at time of offering
T. Rowe Price Associates, Inc.                          100,000
Dresdner RCM Global Investors LLC                       250,000
State of Wisconsin Investment Board                     600,000

     See "Principal Shareholders."

1999 Sale of Common Stock

     We expect to sell in this offering 1,052,058 shares of common stock to the State of Wisconsin Investment Board at a price of $9.02 per share. See "Principal Shareholders" and "Plan of Distribution." The price per share represents an approximate 7.5% discount from the average closing price of the previous 20 days. In connection with this transaction, we expect to enter into a purchase agreement providing for representations, warranties and cross-indemnification.

                             PRINCIPAL SHAREHOLDERS

     The following table lists all institutions and individuals known by us to beneficially own more than 5% of Bone Care's common stock as of August 31, 1999 and as adjusted to reflect the sale of our common stock expected to be sold in the offering. The table also summarizes information for our directors and executive officers, individually and as a group.

     Beneficial ownership is determined in accordance with the rules of the SEC. Beneficial ownership generally includes voting or investment power with respect to securities. Common stock subject to an option that is exercisable within 60 days of August 31, 1999 is deemed to be beneficially owned by the person holding the option when computing ownership, but is not treated as outstanding when computing the ownership of any other person. We have determined each beneficial owner's percentage ownership by assuming that stock options held by such person which are exercisable within 60 days from August 31, 1999 have been exercised. Except as indicated by the footnotes to the table below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Applicable percentage of beneficial ownership is based on 10,173,396 shares of common stock outstanding as of August 31, 1999 and 11,402,454 shares of common stock outstanding after completion of the offering.

                                            Number of           Percent of Total
                                              Shares            ----------------
                                           Beneficially       Before         After
Name of Beneficial Owner                      Owned          Offering      Offering
------------------------                   ------------      --------      --------

Richard B. Mazess, Ph.D. (1).............    3,111,710        30.6%          27.3%
     313 West Beltline Highway
     Madison, WI 53713

Dresdner RCM Global Investors LLC (2)....      995,900         9.8            8.7
     4 Embarcadero Center, Suite 3000
     San Francisco, CA 94111

T. Rowe Price Associates, Inc. (3).......      885,200         8.7            7.8
     100 E. Pratt Street
     Baltimore, MD 21202

State of Wisconsin Investment Board (4)..      800,000(11)     7.9           17.6
     Lake Terrace
     121 East Wilson Street
     Madison, WI 53707

Martin Barkin, M.D. (5)...............         164,942         1.6              *

Robert A. Beckman (6).................          53,346           *              *

                                            Number of        Percent of Total
                                              Shares     -----------------------
                                           Beneficially   Before          After
Name of Beneficial Owner                      Owned      Offering       Offering
------------------------                   ------------  --------       --------
Charles W. Bishop, Ph.D. (7)..........       126,627       1.2             1.1

Dale W. Gutman (8)....................        10,200         *               *

Charles R. Klimkowski, CFA............        30,000         *               *

Paul V. Peterson (9)..................         6,000         *               *

All directors and executive officers
   as a group (7 persons) (10)....         3,508,825      34.0            29.0

     *    Less than one percent (1%)
____________________

(1) Includes 1,608,950 shares of common stock held by Dr. Mazess in joint tenancy with his wife and 587,500 shares of common stock held by Dr. Mazess as custodian for his daughters.
(2) Based on Amendment No. 3 to Schedule 13G dated February 12, 1999 furnished to us, before the offering Dresdner RCM Global Investors LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, had sole voting power with respect to 895,900 shares of common stock and sole dispositive power with respect to 995,900 shares of common stock. Based on that Amendment No. 3 to Schedule 13G, Dresdner RCM Global Investors LLC is a wholly-owned subsidiary of Dresdner Bank AG and Dresdner Bank AG may be deemed to be the beneficial owner of such common stock to the extent that Dresdner RCM Global Investors LLC is deemed to be the beneficial owner.
(3) Based on Amendment No. 1 to Schedule 13G dated February 12, 1999 furnished to us, before the offering T. Rowe Price Associates, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, had voting power with respect to no shares of common stock and had dispositive power with respect to 885,200 shares of common stock, and T. Rowe Price Small Cap Value Fund, Inc., an investment company registered under Section 8 of the Investment Company Act of 1940, had sole voting power with respect to 885,200 shares of common stock and sole dispositive power with respect to no shares of common stock.
(4) Based on a Schedule 13G dated January 29, 1999, the State of Wisconsin Investment Board had sole voting and dispositive power with respect to 800,000 shares of common stock.
(5) Includes 9,000 shares of common stock issuable within 60 days upon exercise of stock options and 155,942 shares of common stock owned by Draxis, of which Dr. Barkin is Chief Executive Officer and over which he may be deemed to have voting and investment power. The percent of total shares owned after the offering reflects disposal of all 155,942 shares of common stock offered by sale by Draxis in the offering.
(6) Includes 41,000 shares of common stock issuable within 60 days upon exercise of stock options.
(7) Includes 88,000 shares of common stock issuable within 60 days upon exercise of stock options and 2,800 shares of common stock held by Dr. Bishop as custodian for his children.
(8) Includes 7,200 shares of common stock issuable within 60 days upon exercise of stock options.
(9) Includes 6,000 shares of common stock issuable within 60 days upon exercise of stock options.
(10) Includes 151,200 shares of common stock issuable within 60 days upon exercise of stock options.
(11) Following the offering, the State of Wisconsin Investment Board will own 2,008,000 shares, assuming it purchases, as expected, 1,052,058 shares issued and sold by Bone Care and 155,942 shares sold by Draxis.

                              SELLING SHAREHOLDER

     Draxis owns 155,942 shares of our common stock, or 1.6% of the outstanding shares. Draxis proposes to sell all 155,942 shares in the offering. Dr. Barkin is the chief executive officer of Draxis. Dr. Barkin owns stock options to purchase 9,000 shares of our common stock and plans to continue serving as a director of Bone Care after the completion of this offering.

                      DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue up to 28,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, par value $.001 per share. Our board of directors has designated 140,000 shares of the preferred stock as Series A Junior Participating Preferred Stock in connection with the rights described below.

Common stock

     Holders of common stock are entitled to one vote for each share held on all matters submitted to our shareholders. All outstanding shares of common stock are validly issued, fully paid and nonassessable, except for certain statutory liabilities which may be imposed by Wisconsin law for unpaid employee wages. Wisconsin law provides that shareholders are personally liable to an amount equal to the par value of the shares owned by them, if the shares have a par value, and up to the price for which the shares without par value were issued, for all debts owing to employees for services performed for the corporation. Shareholders are not liable for wages to employees in excess of six months' service for any individual employee. The common stock has no par value. Holders of common stock are entitled to any dividends as our board of directors may declare, so long as our funds are legally sufficient. See "Dividend Policy."

     If we liquidate, dissolve or wind-up our business, our assets will be distributed ratably to shareholders after satisfying our obligations to creditors.

     Holders of common stock do not have cumulative voting rights in the election of directors and do not have any preemptive, subscription or redemption rights.

Preferred stock

     Our board of directors is authorized, subject to limitations prescribed by law or the rules of the Nasdaq Stock Market, to issue, without shareholder approval, up to 2,000,000 shares of preferred stock and to determine the preferences, limitations and relative rights of the preferred stock or any series of preferred stock. In connection with the adoption of our shareholders rights plan, our board of directors designated 140,000 shares as the Series A Junior Participating Preferred Stock. See "--Rights Agreement."

Rights agreement

     Our board of directors has adopted a shareholders rights plan. Under the shareholders rights plan, as amended, each share of common stock has associated with it one preferred share purchase right. The terms of the rights are set forth in a rights agreement between us and Norwest Bank Minnesota, N.A. The plan may have an anti-takeover effect by discouraging any person or group from acquiring in excess of 20% of our common stock.

     Under certain circumstances described below, each right would entitle its holder to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock for a price of $50.00 per one two-hundredth of a share, subject to adjustment. The rights are not presently exercisable and are transferable only with the related shares of common stock. The rights will not become exercisable or be evidenced by separate certificates or trade separately from the common stock prior to the occurrence of certain triggering events described below. In such an event, separate rights certificates would be issued and distributed representing one right for each share of common stock. There is no present market for the rights separate from the common stock and we cannot predict whether a trading market would develop with respect to the rights if the rights ever become exercisable.

     The rights would become exercisable at the specified exercise price upon the earlier to occur of:

     * 10 business days after the first public announcement that any person or group (other than Bone Care, Dr. Mazess and their respective affiliates) has acquired beneficial ownership of 20% or more of our outstanding common stock; and

     * 10 business days (unless delayed by our board of directors) after any person or group (other than Bone Care, Dr. Mazess and their respective affiliates) has commenced, or announced the intention to commence, a tender or exchange offer which would, upon its consummation, result in such person or group being the beneficial owner of 20% or more of our common stock.

Rights certificates will be distributed as soon as practicable after the rights become exercisable. Rights may not be exercised, however, following the occurrence of an event described below under the caption "Flip-In" prior to the expiration of our right to redeem the rights.

     Flip-In
     -------

     After the rights become exercisable, the holders of the rights (other than the person who has triggered the exercisability of the rights and certain transferees of such person whose rights are voided) would be entitled to purchase common stock at a 50% discount.

     Flip-Over
     ---------

     In the event that, on or after the date the rights become exercisable:

     . we merge into or consolidate with the person who has triggered the exercisability of the rights, or its affiliates, or, unless all holders of the outstanding shares of common stock are treated the same, we merge into or consolidate with any other person,

     . the person who has triggered the exercisability of the rights or its affiliates merges into us or, unless all holders of the outstanding shares of common stock are treated the same, any other person merges into us, or

     . we sell or transfer 50% or more of our consolidated assets or earning power to the person who has triggered the exercisability of the rights or its affiliates or, unless all holders of the outstanding shares of common stock are treated the same, we sell or transfer 50% or more of our consolidated assets or earning power to any other person (with limited designated exceptions), the holders of the rights (other than rights which have become void) would be entitled to purchase our common stock or the common stock of the person which acquires our business or assets at a 50% discount.

     Redemption of rights.

     We may redeem the rights, in whole but not in part, at a redemption price of $.005 per right, subject to adjustment, at the direction of the board of directors, at any time prior to the earliest of:

     . 10 business days after the first public announcement that any person or group has triggered exercisability of the rights,

     . the occurrence of any transaction described under the caption "Flip-Over," or

     .    April 13, 2006.

     Exchange of shares for rights

     At any time after any person or group has triggered exercisability of the rights and before any person (other than Bone Care, Dr. Mazess and their respective affiliates), together with its affiliates and associates, has become the beneficial owner of 50% or more of the outstanding shares of common stock, our board of directors may, at its option, exchange all or any part of the rights (other than rights which have become void) for shares of common stock at the exchange rate of one share of common stock (or one two-hundredth of a preferred share) per right, subject to adjustment.

Terms of Series A Junior Participating Preferred Stock

     The Series A Junior Participating Preferred Stock which would be issuable upon exercise of the rights (should the rights become exercisable) would not be redeemable and would have the following terms which were designated by our board of directors:

     . Each holder of a preferred share would be entitled to receive a preferential quarterly dividend equal to 200 times the aggregate per share amount of all cash dividends, plus 200 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of common stock), declared on the common stock during the quarter, adjusted to give effect to any dilution event, such as a dividend on the common stock payable in shares of common stock or any subdivision, combination or reclassification of the common stock.

     . Each holder of a preferred share would be entitled to 200 votes on all matters submitted to a vote of our shareholders, voting together as a single class with the holders of our common stock and the holders of any other class of our capital stock having general voting rights, adjusted to give effect to any dilution event.

     . In the event we liquidate, each holder of a preferred share would be entitled to receive a preferential liquidation payment equal to 200 times the aggregate per share amount to be distributed to the holders of our common stock, adjusted to give effect to any dilution event, plus an amount equal to accrued and unpaid dividends and distributions on such preferred share, whether or not declared, to the date of such payment.

     . In the event of any merger, consolidation or other transaction in which the outstanding shares of common stock are exchanged for or converted into other capital stock, securities, cash and/or other property, each preferred share would be similarly exchanged or converted into 200 times the per share amount applicable to the common stock, adjusted to give effect to any dilution event.

Articles of incorporation and by-laws

     Our articles of incorporation and by-laws contain terms which could have the effect of delaying, deferring or preventing a takeover attempt that you might consider to be in your best interest. These provisions are intended to enhance the likelihood of continuity and stability in the composition of and in the policies formulated by our board of directors. In addition, these provisions are also intended to ensure that our board of directors will have sufficient time to act in what it believes to be in our best interests and the best interests of our shareholders.

     Classified board of directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors in a short period of time. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors.

     Number of directors; filling vacancies; removal

     Our board of directors is designed to consist of at least five and no more than twelve members as fixed by the by-laws. The by-laws currently fix the number of directors at five. The by-laws provide that our board of directors, acting by majority vote of the directors then in office, may fill any newly created directorships or vacancies on our board of directors. The articles of incorporation and the by-laws provide that a director may be removed upon the affirmative vote of 80% of the outstanding shares entitled to vote for the election of such directors, and any vacancy so created may be filled by the affirmative vote of 80% of such shares.

     Super-majority vote

     In voting on a merger or consolidation by us with or into any other corporation, or sale, lease or exchange of all or substantially all of our property and assets, our articles of incorporation require the approval by an affirmative vote of 60% of the shares of common stock then entitled to vote.

     Shareholder advance notice requirements

     Our by-laws provide that for nominations for our board of directors or for other business to be properly brought by a shareholder before an annual or special meeting of shareholders, the shareholder must first have given notice thereof in writing to our Secretary. To be timely, a shareholder's notice generally must be delivered not more than 90 days nor less than 60 days prior to the date of the meeting. In addition, the notice must contain, among other things, certain information about the shareholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting.

     Preferred stock

     Although our board of directors has no intention at the present time of doing so, we could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our shareholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of our common stock.

Certain effects of the rights plan

     The rights plan is designed to protect our shareholders in the event of unsolicited offers to acquire all of our common stock and other coercive takeover tactics which, in the opinion of our board of directors, could impair its ability to represent shareholder interests. The provisions of the rights agreement may render an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such takeover may offer our shareholders the opportunity to sell their stock at a price above the then prevailing market rate and may be favored by a majority of our shareholders. See "--Rights Agreement."

Certain Wisconsin Business Corporation Law provisions

     We are incorporated under the laws of the state of Wisconsin and conduct business from our corporate headquarters in Madison, Wisconsin. Accordingly, we are subject to several provisions of Wisconsin law which could have an anti-takeover effect.

     Restrictions on business combinations

     Wisconsin law provides that a resident domestic corporation, may not engage in a business combination with a person beneficially owning 10% of the voting power of the outstanding voting stock for three years after the date the person acquired its 10% or greater interest, unless the business combination, or the acquisition of 10% or greater interest, received prior approval by the corporation's board of directors. After the three-year period, a business combination that was not so approved by the corporation's board of directors can be consummated only if it is approved by the affirmative vote of a majority of the outstanding voting shares not beneficially owned by the 10% shareholder or is made at a specified formula price intended to provide a fair price for the shares held by noninterested shareholders.

     In addition, Wisconsin law provides that business combinations involving a person who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or an affiliate of the corporation which beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years and a Wisconsin corporation with total assets exceeding $1,000,000, a class of equity securities held of record by 500 or more persons, and with at least 100 shareholders of record with unlimited voting rights who are Wisconsin residents are subject to a supermajority vote of shareholders, in addition to any approval otherwise required. Under Wisconsin law, a business combination described above must be approved by 80% of the voting power of the corporation's stock and at least two-thirds of the voting power of the corporation's stock not beneficially held by the 10% shareholder who is party to the transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following fair price standards have been met:

     . the aggregate value of the per share consideration is equal to the higher of:

          . the highest price paid for any common stock of the corporation by the 10% shareholder in the transaction in which it became a 10% shareholder or within two years before the date of the business combination,

          . the market value of the corporation's shares on the date of commencement of any tender offer by the 10% shareholder, the date on which the person became a

               10% shareholder or the date of the first public announcement of the proposed business combination, whichever is highest, or

          . the highest liquidation or dissolution distribution to which holders of shares would be entitled, and

     . either cash, or the form of consideration used by the 10% shareholder to acquire the largest number of shares, is offered.

Our articles of incorporation provide that neither Dr. Mazess, any affiliate of Dr. Mazess nor the estate, executor, administrator, conservator or beneficiaries of Dr. Mazess shall be subject to the fair price restrictions described above.

     Stock purchase restrictions

     Wisconsin law provides that, in addition to the vote otherwise required by law or the articles of incorporation of a Wisconsin corporation with total assets exceeding $1,000,000, a class of equity securities held of record by 500 or more persons, and with at least 100 shareholders of record with unlimited voting rights who are Wisconsin residents, the approval of the holders of a majority of the shares entitled to vote is required before such corporation can take certain action while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. Shareholder approval is required for the corporation to:

     . acquire more than 5% of its outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares, or

     . sell or option assets of the corporation which amount to at least 10% of the market value of the corporation unless at least a majority of at least three independent directors vote not to have this provision apply to the corporation.

The restrictions described above may have the effect of deterring a shareholder from acquiring our shares with the goal of seeking to have us repurchase such shares at a premium over the market price or, alternatively, may deter a person from embarking on an acquisition in which shareholders might receive a premium for their stock over the then-current market price.

     Control share voting restrictions

     Wisconsin law provides that, absent a contrary provision in the articles of incorporation, the voting power of shares (including shares issuable upon conversion of convertible securities or upon exercise of options or warrants) of a Wisconsin corporation with total assets exceeding $1,000,000, a class of equity securities held of record by 500 or more persons, and with at least 100 shareholders of record with unlimited voting rights who are Wisconsin residents held by any person in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of such excess shares unless, at a special meeting of shareholders, the affirmative vote of a majority of the voting power represented at the meeting and entitled to vote on the subject matter approve a resolution restoring full voting power to such shares. Shares of the corporation held or acquired from the corporation or acquired under an agreement entered into at a time when the corporation did not qualify for the specified treatment are excluded from the application of these provisions. The articles of incorporation provide that this provision of Wisconsin law should not in any way limit the voting power of any shares of capital stock owned by Dr. Mazess, any affiliate of Dr. Mazess or the estate, administrator, conservator or beneficiaries of Dr. Mazess.

Transfer agent and registrar

     The Transfer Agent and Registrar for the common stock is Norwest Bank Minnesota, N.A.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Assuming the sale of the maximum number of shares, upon completion of the offering and based on the number of shares outstanding on August 31, 1999, Bone Care will have a total of 11,402,454 shares of common stock outstanding. All of these shares, including the 1,229,058 shares Bone Care is issuing and selling in the offering, may be sold in the public market immediately without restriction or registration under the Securities Act by persons other than our "affiliates", as defined under the Securities Act.

     Our executive officers and directors holding in the aggregate 3,201,683 shares of common stock and exercisable options to purchase an aggregate of 151,200 shares of common stock, have agreed that they will not directly or indirectly offer to sell or otherwise dispose of any of their common stock or stock options for a period of 90 days from the date of the final prospectus.

     As of August 31, 1999, options to purchase a total of 548,638 shares of common stock were outstanding at a weighted average exercise price of $4.71 per share, of which 221,690 were exercisable. An additional 437,850 shares of common stock were reserved for future option grants under our 1996 stock option plan. We have an effective registration statement on Form S-8 under the Securities Act registering shares of common stock subject to stock options granted under our stock option plans.

                              PLAN OF DISTRIBUTION

     The shares included in the offering are being sold by Bone Care and Draxis on an any or all basis in a directed public offering. No underwriter or placement agent has been or will be engaged by Bone Care or Draxis in connection with the sale of any shares. We intend to offer and sell the shares at the price to public set forth on the cover page of this prospectus in privately negotiated transactions between Bone Care or Draxis and the purchasers of the shares. We expect that delivery of the certificates representing the shares will be made against payment on or about October 12, 1999. Bone Care expects to sell 1,052,058 shares of common stock to the State of Wisconsin Investment Board. See "Principal Shareholders." There can be no assurance that Bone Care or Draxis will sell any or all of the shares. Neither Bone Care nor Draxis have fixed a minimum number of shares to be sold.

     Bone Care and Draxis have agreed to indemnify each other against certain liabilities, including liabilities under The Securities Act. Draxis has agreed that in the event less than 1,385,000 shares are to be sold in this offering, Bone Care shall be entitled to designate the numbers of shares (up to a maximum of 1,229,058) which are to be sold by Bone Care, thereby reducing the number of shares sold by Draxis.

     Bone Care estimates that the total expenses of the offering payable by Bone Care will be $175,000.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering will be reviewed for Bone Care by Sidley & Austin, Chicago, Illinois and, with respect to certain patent matters, by Michael, Best & Friedrich, Madison, Wisconsin. The validity of the shares of common stock we are offering will be passed upon for us by Michael, Best & Friedrich, Milwaukee, Wisconsin.

                                    EXPERTS

     The consolidated financial statements of Bone Care as of June 30, 1999 and 1998 and for each of the years in the three-year period ended June 30, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     KPMG LLP's report dated August 6, 1999 contains an explanatory paragraph that states that we have suffered recurring losses from operations that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements included in this prospectus do not include any adjustments that might result from the outcome of that uncertainty.

                      WHERE YOU MAY FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act with respect to the common stock and associated rights offered hereby. As permitted by the rules and regulations of the SEC, this prospectus omits certain information contained in the registration statement and its exhibits and schedules. For further information about us and our common stock and rights, you may refer to the registration statement which can be inspected at the public reference facilities maintained by the SEC, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and Seven World Trade Center, New York, New York 10048. Copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees. The SEC maintains a Web site (http:/www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the registration statement, each such statement being qualified in its entirety by such reference.

                         BONE CARE INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Independent Auditors' Report............................................. F-2
Consolidated Balance Sheets at June 30, 1999 and 1998.................... F-3
Consolidated Statements of Operations for the years ended June 30, 1999,
 1998, and 1997.......................................................... F-4
Consolidated Statements of Shareholders' Equity for the years ended June
 30, 1999, 1998, and 1997................................................ F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1999,
 1998, and 1997.......................................................... F-6
Notes to the Consolidated Financial Statements........................... F-7

                          Independent Auditors' Report

The Board of Directors
Bone Care International, Inc.:

   We have audited the accompanying consolidated balance sheets of Bone Care International, Inc. and subsidiary (Bone Care) as of June 30, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of Bone Care's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bone Care International, Inc. and subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming that Bone Care will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, Bone Care has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP
Chicago, Illinois
August 6, 1999

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                             June 30, 1999 and 1998

                                                         1999         1998
                                                     ------------  -----------
                       Assets
Current assets:
  Cash and cash equivalents......................... $  7,313,551    3,484,374
  Inventory.........................................    1,119,262      229,500
  Other current assets..............................      110,017       50,162
                                                     ------------  -----------
      Total current assets..........................    8,542,830    3,764,036
Property, plant, and equipment--at cost:
  Leasehold improvements............................       97,319       72,105
  Furniture and fixtures............................      101,144       57,122
  Machinery and other equipment.....................      579,008      490,915
                                                     ------------  -----------
                                                          777,471      620,142
  Less accumulated depreciation and amortization....      467,879      310,054
                                                     ------------  -----------
                                                          309,592      310,088
Patent fees, net of accumulated amortization of
 $645,013 at June 30, 1999 and $491,462 at June 30,
 1998...............................................      862,645      738,808
Excess of cost over fair value of net assets
 acquired, net of accumulated amortization of
 $821,856 at June 30, 1999 and $732,408 at June 30,
 1998...............................................      538,061      627,509
Other non-current assets............................       50,133      372,835
                                                     ------------  -----------
                                                     $ 10,303,261    5,813,276
                                                     ============  ===========
        Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable.................................. $    202,686       59,585
  Accrued liabilities:
    Accrued clinical study and research costs.......      171,988      481,005
    Compensation payable............................       43,311       32,741
    Other...........................................       43,477      117,964
  Deferred revenue..................................      125,000          --
                                                     ------------  -----------
      Total current liabilities.....................      586,462      691,295
Shareholders' equity:
  Preferred stock--authorized 2,000,000 shares of
   $.001 par value;
   none issued......................................          --           --
  Common stock--authorized 28,000,000 shares of no
   par value; issued and
   outstanding 10,173,396 and 8,808,956 shares at
   June 30, 1999 and 1998...........................   11,393,883   11,393,883
  Additional paid-in capital........................   14,119,761    3,748,328
  Accumulated deficit...............................  (15,796,845) (10,020,230)
                                                     ------------  -----------
      Total stockholders' equity....................    9,716,799    5,121,981
                                                     ------------  -----------
                                                     $ 10,303,261    5,813,276
                                                     ============  ===========

          See accompanying notes to consolidated financial statements.

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   Years ended June 30, 1999, 1998, and 1997

                                               1999         1998        1997
                                            -----------  ----------  ----------
Revenues................................... $       --          --       39,425
Operating expenses:
  Cost of sales............................         --          --       38,304
  Research and development.................   3,455,401   3,932,008   2,885,127
  Marketing, general and administrative....   2,854,785     898,274     438,831
                                            -----------  ----------  ----------
                                              6,310,186   4,830,282   3,362,262
                                            -----------  ----------  ----------
    Loss from operations...................  (6,310,186) (4,830,282) (3,322,837)
Interest income............................     533,571     340,349     528,492
                                            -----------  ----------  ----------
    Net loss............................... $(5,776,615) (4,489,933) (2,794,345)
                                            ===========  ==========  ==========
Net loss per common share--basic........... $     (0.57)      (0.51)      (0.32)
                                            ===========  ==========  ==========


          See accompanying notes to consolidated financial statements.

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   Years ended June 30, 1999, 1998, and 1997


                                                 Additional
                          Number of    Common     paid-in   Accumulated
                            shares      stock     capital     deficit      Total
                          ---------- ----------- ---------- -----------  ----------
Balance at June 30,
 1996...................   8,707,382 $11,393,883  3,524,275  (2,735,952) 12,182,206
Issuance of shares under
 stock option plan......      15,000         --      31,650         --       31,650
Net loss for the year
 ended June 30, 1997....         --          --         --   (2,794,345) (2,794,345)
                          ---------- ----------- ---------- -----------  ----------
Balance at June 30,
 1997...................   8,722,382  11,393,883  3,555,925  (5,530,297)  9,419,511
Issuance of shares under
 stock option plan......      86,424         --     192,403         --      192,403
Issuance of stock
 awards.................         150         --         --          --          --
Net loss for the year
 ended June 30, 1998....         --          --         --   (4,489,933) (4,489,933)
                          ---------- ----------- ---------- -----------  ----------
Balance at June 30,
 1998...................   8,808,956  11,393,883  3,748,328 (10,020,230)  5,121,981
Issuance of shares under
 stock option plan......      38,440         --     101,499         --      101,499
Issuance of common
 stock..................   1,326,000         --  10,269,934         --   10,269,934
Net loss for the year
 ended June 30, 1999....         --          --         --   (5,776,615) (5,776,615)
                          ---------- ----------- ---------- -----------  ----------
Balance at June 30,
 1999...................  10,173,396 $11,393,883 14,119,761 (15,796,845)  9,716,799
                          ========== =========== ========== ===========  ==========


          See accompanying notes to consolidated financial statements.

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Years ended June 30, 1999, 1998, and 1997

                                               1999         1998        1997
                                            -----------  ----------  ----------
Cash flows from operating activities:
 Net loss.................................  $(5,776,615) (4,489,933) (2,794,345)
 Adjustments to reconcile net loss to net
  cash
 used in operating activities:
   Depreciation and amortization..........      402,263     309,781     231,508
   Loss on disposal of fixed assets.......          --       16,703         --
   Changes in assets and liabilities:
    Inventories...........................     (889,762)   (176,935)    (52,565)
    Other current assets..................      (59,855)    (50,162)     22,314
    Accounts payable......................      143,101     (81,860)     68,209
    Accrued liabilities...................     (372,934)    292,210     333,617
    Deferred revenue......................      125,000         --          --
    Other non-current assets..............       25,132     (75,265)        --
                                            -----------  ----------  ----------
Net cash used in operating activities.....   (6,403,670) (4,255,461) (2,191,262)
                                            -----------  ----------  ----------
Cash flows from investing activities:
 Additions to property, plant, and
  equipment...............................     (157,329)   (332,174)    (52,226)
 Patent fees..............................     (278,827)   (354,538)   (317,291)
                                            -----------  ----------  ----------
    Net cash used in investing
     activities...........................     (436,156)   (686,712)   (369,517)
                                            -----------  ----------  ----------
Cash flows from financing activities:
 Proceeds (costs) from issuance of common
  stock, net..............................   10,567,504    (297,570)        --
 Proceeds from exercise of stock options..      101,499     192,403      31,650
                                            -----------  ----------  ----------
    Net cash provided by (used in)
     financing activities.................   10,669,003    (105,167)     31,650
                                            -----------  ----------  ----------
    Net increase (decrease) in cash and
     cash equivalents.....................    3,829,177  (5,047,340) (2,529,129)
Cash and cash equivalents at beginning of
 year.....................................    3,484,374   8,531,714  11,060,843
                                            -----------  ----------  ----------
Cash and cash equivalents at end of year..  $ 7,313,551   3,484,374   8,531,714
                                            ===========  ==========  ==========


          See accompanying notes to consolidated financial statements.

                         BONE CARE INTERNATIONAL, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         June 30, 1999, 1998, and 1997

(1) Summary of Significant Accounting Policies

 Principles of Consolidation

   The consolidated financial statements include the accounts of Bone Care International, Inc. and its wholly owned subsidiary, Continental Assays Corporation through June 11, 1998, the date of its dissolution (Bone Care). All significant intercompany accounts and transactions have been eliminated in consolidation.

 Description of Business

   Bone Care is engaged in the discovery and development of improved D-hormone therapies. In June 1999, Bone Care received approval from the U.S. Food and Drug Administration for an oral formulation of Hectorol, our lead product candidate. Hectorol is a synthetic D-hormone analog for the management of secondary hyperparathyroidism in kidney dialysis patients. Bone Care also performs blood assays to determine the variety and level of D-hormone metabolites in blood for both internal research and on behalf of third parties.

 Liquidity

   Bone Care has incurred losses since its inception and expects to incur substantial product launch and additional research and development costs prior to reaching profitability. Based upon its current plans, Bone Care believes it has sufficient funds to meet its operating expenses and capital requirements through the third quarter of fiscal year 2000. Thereafter, Bone Care will need to raise additional capital to fund its operations. Bone Care intends to seek such additional funding from equity offerings or other sources. There is no assurance that such additional funds will be available on acceptable terms, if at all. Should the plans contemplated by management not be consummated, Bone Care may have to seek alternative sources of capital or reevaluate its operating plans. These matters raise substantial doubt about Bone Care's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 Revenue Recognition

   Revenues from assay services are recognized as services are performed. License fees are recognized as revenue when received unless subject to contingencies.

 Cash and Cash Equivalents

   For purposes of the statements of cash flows, highly liquid investments purchased with original maturities of three months or less are considered to be cash equivalents.

 Inventory

   Inventory is stated at the lower of cost or market; cost is determined by the first-in, first-out method. Inventory consists of:

                                                                  June 30,
                                                             -------------------
                                                                1999      1998
                                                             ----------- -------
     Raw materials.......................................... $   404,354 229,500
     Work-in-process........................................     714,908     --
                                                             ----------- -------
                                                             $ 1,119,262 229,500
                                                             =========== =======

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                         June 30, 1999, 1998, and 1997

 Depreciation and Amortization

   Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. A combination of straight-line and accelerated methods of depreciation are used for financial statement and income tax reporting purposes.

   The cost of property, plant, and equipment are depreciated over the following estimated useful lives:

                                                                    Estimated
                                                                      useful
     Asset classification                                              life
     --------------------                                         --------------
     Machinery, furniture, and fixtures..........................      5-7 years
     Leasehold improvements...................................... 2.9-31.5 years

 Intangible Assets

   The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over a 15-year period. Legal costs incurred to register patents are amortized over a period of up to 10 years. Bone Care continuously reviews intangibles to assess recoverability from expected future operations using undiscounted cash flows. Impairment would be recognized in operating results if a permanent diminution in value occurred. Impairment would be measured using fair value.

 Research and Development Costs

   Materials, labor, and overhead expenses related to research and development projects are charged to operations as incurred.

 Stock-based Compensation

   Stock-based compensation related to employees is recognized using the intrinsic value method and thus there is no compensation expense for options granted with exercise prices equal to the fair value of Bone Care's common stock on the date of the grant. Stock-based compensation related to non-employees is not material.

 Net Loss Per Share

   Net loss per share is based on a weighted average number of shares of common stock of 10,055,327, 8,746,677, and 8,713,344 for the years ended June 30,
1999, 1998, and 1997, respectively. Diluted per share data is not presented as the effect of potentially issuable common shares would be antidilutive.

 Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                         June 30, 1999, 1998, and 1997

 Fair Value of Financial Instruments

   The fair value of financial instruments, which consisted of cash and cash equivalents, receivables, accounts payable, and accrued liabilities, approximated their carrying values at June 30, 1999 and 1998.

 Use of Estimates

   In preparing the consolidated financial statements, Bone Care's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Stock Options

   Bone Care has granted options to key employees and directors under two separate programs.

   The January 1, 1989 option plan is intended to qualify as an incentive stock option plan within the meaning of Section 422 of the Internal Revenue Code of 1986. Stock options to purchase shares of Bone Care's common stock granted under this plan may be exercised, with certain exceptions in the case of the optionee's death or retirement, only during employment. Stock options granted are exercisable, during the optionee's lifetime, only by the optionee. The stock options are all fully vested and expire 10 years from the granting date. In June 1990, the Board of Directors of Bone Care agreed not to issue any new options under this plan, and except for a grant in March 1996 of replacement stock options to purchase 78,970 shares in exchange for the forfeiture of an equal amount of previously granted stock options, has not made any subsequent grants under this plan.

   Under the second option program, titled the Bone Care International, Inc. 1996 Stock Option Plan, a total of 1,000,000 shares of common stock were made available, of which 437,850 remain available for grant at June 30, 1999. Options granted under this program vest over periods ranging from nine months to five years. The options will expire 10 years from the granting date, or upon termination of employment.

   A summary of stock option activity and related information is presented below:

                                          Year ended June 30,
                         --------------------------------------------------------
                               1999               1998               1997
                         ------------------ ------------------ ------------------
                                   Weighted           Weighted           Weighted
                                   average            average            average
                                   exercise           exercise           exercise
                         Options    price   Options    price   Options    price
                         --------  -------- --------  -------- --------  --------
Outstanding--beginning
 of year................  527,778   $ 3.84   491,652   $ 2.49   453,652   $ 2.12
Granted.................   89,900     9.09   130,850     7.81    53,000     5.51
Exercised...............  (38,440)    2.64   (86,424)    2.19   (15,000)    2.11
Terminated/canceled.....  (30,600)    5.18    (8,300)    3.57       --       --
                         --------   ------  --------   ------  --------   ------
Outstanding--end of
 year...................  548,638   $ 4.71   527,778   $ 3.84   491,652   $ 2.49
                         ========   ======  ========   ======  ========   ======
Exercisable at end of
 year...................  202,550   $ 3.17   130,266   $ 2.35   119,236   $ 2.12
                         ========   ======  ========   ======  ========   ======
Weighted average fair
 value of options
 granted during year.... $   5.02           $   4.00           $   2.88
                         ========           ========           ========

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                         June 30, 1999, 1998, and 1997

   The options outstanding at June 30, 1999 have been segregated into five ranges for additional disclosure as follows:

                                Options outstanding        Options exercisable
                          -------------------------------- --------------------
                                                             Options
                            Options    Weighted             currently
                          outstanding   average   Weighted exercisable Weighted
                              at       remaining  average      at      average
                           June 30,   contractual exercise  June 30,   exercise
Range of exercise prices     1999        life      price      1999      price
------------------------  ----------- ----------- -------- ----------- --------
$ 2.11...................   297,888       6.6     $  2.11    156,780    $ 2.11
$ 2.935-$3.00............     5,000       7.0        2.97      2,400      2.97
$ 5.75...................    46,000       8.0        5.75     17,200      5.75
$ 7.50-$8.00.............   124,050       8.6        7.65     19,770      7.50
$ 8.75-$10.25............    75,700       8.9        9.61      6,400      8.75


   Bone Care has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

   Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, which also requires that the information be determined as if Bone Care had accounted for its employee stock options granted subsequent to June 30, 1995 under the fair market value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                  1999       1998       1997
                                                ---------  ---------  ---------
Risk-free interest rate........................       5.4%       5.9%       6.0%
Expected market price volatility factor........      0.51       0.55       0.60
Weighted average expected life................. 6.0 years  4.6 years  4.0 years

No dividends are expected to be paid.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                         June 30, 1999, 1998, and 1997


   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Bone Care's pro forma information follows:

                                              1999         1998        1997
                                          ------------  ----------  ----------
Net loss:
  As reported............................ $ (5,776,615) (4,489,933) (2,794,345)
  Pro forma..............................   (6,062,349) (4,672,909) (2,889,508)
Net loss per share--basic:
  As reported............................        (0.57)      (0.51)      (0.32)
  Pro forma..............................        (0.60)      (0.53)      (0.33)
                                          ============  ==========  ==========

   Since SFAS No. 123 is applicable only to options granted subsequent to June 30, 1995, its pro forma effect will not be fully reflected until 2000.

(3) Foreign License Agreement

   In June 1999 Bone Care entered into a letter of intent with a Japanese pharmaceutical company which established terms under which exclusive rights to Hectorol would be licensed to the foreign partner for use in Japan. Bone Care received a payment of $125,000 upon signing the letter of intent.

(4) Income Taxes

   As of June 30, 1999, Bone Care has federal and state net operating loss and R & D tax credit carryforwards expiring as follows:

                                            Federal                State
                                      -------------------- ---------------------
                                                     R&D
                                          NOL      credit     NOL     R&D credit
                                      ------------ ------- ---------- ----------
2009................................. $        --      --     388,000   24,000
2010.................................          --      --     596,000   24,000
2011.................................          --      --   1,146,000   18,000
2012.................................      322,000     --   3,061,000   24,000
2013.................................    2,726,000 219,000  4,682,000   44,000
2014.................................    4,376,000 275,000  5,709,000   43,000
2019.................................    5,570,000 183,000        --       --
                                      ------------ ------- ----------  -------
  Total.............................. $ 12,994,000 677,000 15,582,000  177,000
                                      ============ ======= ==========  =======

   Significant components of Bone Care's deferred tax assets at June 30, 1999 and 1998 are as follows:

                                                           1999         1998
                                                        -----------  ----------
Federal net operating loss carryforward................ $ 4,418,000   2,349,000
Federal R&D tax credit carryforward....................     677,000     452,000
State net operating loss carryforward..................   1,231,000     739,000
State R&D tax credit carryforward......................     177,000     118,000
Valuation allowance....................................  (6,503,000) (3,658,000)
                                                        -----------  ----------
Net deferred tax assets................................ $       --          --
                                                        ===========  ==========

                  BONE CARE INTERNATIONAL, INC. AND SUBSIDIARY

                         June 30, 1999, 1998, and 1997

   The net change in the valuation allowance for the years ended June 30, 1999 and 1998 was an increase of $2,845,000 and $2,014,000, respectively. Realization of deferred tax assets is dependent upon generating sufficient taxable income prior to the expiration of the related carryforward period. Management believes there is a risk that such carryforwards may expire unused and, accordingly, has established a valuation allowance against them.

(5) Shareholders' Equity

   In July 1998 Bone Care completed a directed public offering of 1,326,000 shares of common stock at a price of $8.00 per share. The price per share was approximately 5% below the average trading price of the previous 30 days. Proceeds of $10,269,934, net of offering costs, were received from the sale. Certain directors of the Company purchased 276,000 of the shares sold.

   On October 10, 1997, a 2-for-1 stock split was declared in the form of a stock dividend to shareholders of record on October 27, 1997. The dividend was paid November 14, 1997. Accordingly, all common share and per share data in the accompanying consolidated financial statements have been adjusted to give retroactive effect to the stock split.

   On April 15, 1996, Bone Care's Board of Directors adopted Amended and Restated Articles of Incorporation which, among other things, increased the authorized capital of Bone Care to 30,000,000 shares, consisting of 28,000,000 shares of common stock and 2,000,000 shares of preferred stock issuable in series. The Board of Directors also declared a 789.7 for 1 stock split payable in the form of a stock dividend. The accompanying consolidated financial statements give retroactive effect to these changes.

(6) Lease Commitments

   Bone Care has an operating lease for its office and laboratory facility. The lease commenced in January 1998 and expires in November 2000. Lease payments include utilities, operating costs, and property taxes and aggregate $9,167 per month. Minimum future payments under this lease as of June 30, 1999, are as follows:

       2000........................................................... $ 110,000
       2001...........................................................    45,833
                                                                       ---------
         Total........................................................ $ 155,883
                                                                       =========

(7) Profit-sharing Plan

   Bone Care has established a 401(k) profit sharing plan covering substantially all employees. Employer contributions to the plan are at the discretion of the Board of Directors. Bone Care's policy is to fund profit sharing plan contributions as they accrue. Profit sharing expenses amounted to $19,648, $9,031, and $6,215 for the years ended June 30, 1999, 1998, and 1997, respectively.

(8) Shareholders' Rights Plan and Preferred Stock

   In 1996, Bone Care adopted a Shareholders' Rights Plan. Under this plan, each share of common stock has associated with it one preferred share purchase right (a Right). Under certain circumstances, each Right would entitle holders to purchase from Bone Care 1/200th of one share of Series A Junior Participating Preferred Stock for the price of $12.50 per 1/200th of a share. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on per-share earnings. The Rights are not presently exercisable and are transferable only with the related shares of common stock. The Board of Directors has designated 140,000 shares of the Preferred Stock as Series A Junior Participating Preferred Stock in connection with the Rights.

(9) Quarterly Financial Data (Unaudited)

   Summary quarterly financial data for the years ended June 30, 1999 and 1998 are summarized as follows:

                                              First   Second    Third   Fourth
                                             quarter  quarter  quarter  quarter
                                             -------  -------  -------  -------
                                              (In thousands except for per
                                                       share data)
      1999:
        Revenue............................. $   --      --       --       --
        Loss from operations................  (1,607) (1,569)  (1,825)  (1,309)
        Net loss............................  (1,421) (1,441)  (1,702)  (1,213)
        Net loss per share--basic...........   (0.15)  (0.14)   (0.17)   (0.12)
      1998:
        Revenue............................. $   --      --       --       --
        Loss from operations................  (1,120) (1,207)  (1,323)  (1,180)
        Net loss............................  (1,008) (1,109)  (1,247)  (1,125)
        Net loss per share--basic...........   (0.12)  (0.13)   (0.14)   (0.13)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,385,000 Shares

                      [Bone Care International, Inc. LOGO]

                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                  [DEPICTION OF HECTOROL CAPSULES AND BOTTLE]

                                October 6, 1999

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